1-14223

Knight Trading Group Inc

05050828

AR/S

P.E. 12/31/04 APR 13, 2005 AR/S

2004 Annual Report

Standards, Insight, Approach

Knight

Knight is a leading provider of comprehensive trade execution and asset management services. Our Equity Markets business offers institutions and broker-dealers high quality trade execution and capital commitment across the depth and breadth of the equity market. Our Asset Management business, Deephaven Capital Management, is a market neutral investment manager focused on delivering risk-adjusted returns with low volatility for institutions and high net worth individuals. Knight strives to be a valued partner by [illegible]

Standards Insight Approach

A New Beginning. We're not just about trading anymore. Our proposed new name, Knight Capital Group, Inc., speaks to the cache of products and services we are building to help our clients best access the capital markets. Our new logo reflects our rich history, and its simplicity represents our commitment to transparency and our singular focus on serving our clients.

We are pleased to introduce our new corporate headquarters through the images in this annual report. We thank all of our employees who participated in this process.


545


Our New Trading Floor
Stages of Construction


carpeting...2,000 tons air conditioning...8,000 4'x10' sheetrock boards...319,000 sheetrock screws...4,000 gallons joint compound...45 miles metal wall studs...334 days construction...150,000 man hours...

Fellow Knight Shareholder:

The paint is finally dry at Knight's new headquarters. The carpet is down, the desks are assembled and the phones and computer terminals are ready at 545 Washington Boulevard.



Thomas M. Joyce
Chairman & CEO

Jersey City employees aren't the only ones in new surroundings. All of us throughout the company are working in an increasingly competitive environment where new pressures present themselves every day. We're also working at a company that's more focused than ever before. And, we've finalized our settlement with regulators.

That event, plus our sale of the Derivative Markets business, impacted our 2004 results. To get a better idea of how the company really performed, let's look at the company's 2004 pre-tax operating earnings* from continuing operations, which were $83.1 million, down 18% from $100.8 million in 2003. While our Asset Management segment held steady year-over-year, pre-tax operating earnings were lower for our Equity Markets segment primarily due to losses from our expanded London operation. In addition, pre-tax operating results for our Corporate segment were impacted by lower returns on our corporate investment in the Deephaven funds.

Recognizing Asset Management's contribution

Knight's Asset Management segment's contribution to the company's results remained significant. When volatility, convertible issuance and M&A activity were low and investment opportunities were few, Deephaven did what its low-risk strategy is designed to do–protect investor capital. And when conditions improved, as they did in the fourth quarter, Deephaven's results compared favorably with its market neutral fund competitors. Deephaven finished the year with a blended annual return across all assets under management of 6.5%.

Deephaven's flagship market neutral fund uses multiple strategies. But management has been prudent in leveraging the knowledge and experience of our analysts to spin off single-strategy funds. Last year we launched Long/Short Equity and Event Arbitrage funds, and this year we're expanding our asset management offering further with the introduction of a Credit Opportunities Fund.

Deephaven's solid historical returns, coupled with concentrated asset-gathering efforts, boosted inflows throughout the year. At the end of 2004, Deephaven's assets under management were at an all-time high of $3.6 billion.

*Please refer to the Regulation G Reconciliation in the MD&A section of this Annual Report.

Catering to the institutional client

Among the most important steps Knight has taken since this management's arrival in 2002 is the further development of our institutional equities business.

We have close relationships with our institutional clients, which gives us a greater understanding of their challenges. For example, the way institutions trade is changing. They still need a combination of price, liquidity, capital commitment and anonymity with minimal market impact. But they're also more focused than ever before on trade execution costs, like those associated with portfolio financing, that eat away at total returns. Institutional investors themselves also have changed, as the number of hedge funds has exploded, and more pension funds and other sophisticated investors are using hedge funds as part of their diversification strategy.

Knight is committed to being a valued partner to institutions. Over the past two years, we've more than doubled the size of our institutional sales team with employees who understand the importance of client service. We've beefed up our offering with competitively priced products and services. We clearly want this business.

Our efforts have produced the results we had hoped – strong and sustained growth. For the third year in a row, we've increased our revenues and market share. In fact, our client list is approaching 900 institutions, compared to approximately 250 since we started our push a few years ago. The success of Donaldson & Co., our soft dollar and directed brokerage business, has played an important role in our client penetration.

Our work is not nearly complete. We try to stay on top of our clients' needs with regular introductions and retooling of products and services. For example, we're applying resources to develop our program, international and ADR trading, and our special situations group responsible for risk arbitrage strategies. We've also improved our listed platform, growing our institutional listed trading volume from next to nothing to a 25% – 75% listed-OTC split, and we're working to increase listed's share even more. Finally, our institutional clients appreciate that Knight has a presence in their cities or, in the case of our newly revamped London team, in their part of the world. We make sure these regional money center bases have the staff and support they need.

In all, Knight is doing everything it can to set the standard for client service. The success of such high-touch, higher margin businesses serving institutions has helped counteract many of the issues faced by our broker-dealer business.

Balancing trade execution quality and return

Knight's broker-dealer business had a tough 12 months while, at the same time, retail investors using online brokerage services have never had it better. Trade execution quality has increased dramatically in tandem with competition among online broker-dealers. More of Knight's broker-dealer clients are offering trade execution speed guarantees. However, improvements in execution quality, such as faster execution speed and greater price improvement, generally have a negative impact on the ability to derive revenues from executing broker-dealer order flow. As competition to provide the highest quality trade execution increases, this balance becomes increasingly difficult to strike.

Meanwhile, other competitive pressures are at work. Niche players have targeted specific areas of the equity market. In addition, more "black box" firms have entered the arena, and these fully electronic trading venues are smart competitors with lean staffing operating at a lower cost. Finally, order internalization among financial services companies continues to impact all of us.

Market share will fluctuate on a short-term basis as competitors adjust pricing and trade execution protocols. It always has. But we will defend Knight's position as a top trade execution provider. For example, we're looking to build upon our present strengths in algorithmic trading, streamlining our infrastructure and improving profitability. The high trading volume we process allows us to achieve internal economies of scale – necessary to survive in the long run – as we use our technological capabilities to our advantage.

Searching for smart acquisitions

Knight will leverage its existing resources, but we're also looking to make investments that add to our offering. Knight has significant liquidity, including more than $315.3 million invested in the Deephaven funds as of January 1, 2005. Of that, $100 million is a short-term investment made after the sale of our Derivative Markets business.

Knight management believes that money should work for you, and we intend to use our cash to produce returns on our capital for our shareholders. Our pursuit of appropriate acquisitions is a high priority that is moving forward at a measured pace, and our search is specific. We're always looking to add new products or services. Of interest are acquisitions with a steady profit stream that may help us reduce the impact of market volatility by diversifying our earnings and revenues.

We also like technology that improves trading and the back-end processes associated with it, as well as advances in front-end technology used by our clients. And finally, we are particularly interested in acquisitions that will be accretive in the short term, as was our acquisition of Donaldson, completed at the end of 2003.

Our insight into marketplace trends and dynamic client needs will help us make the right acquisition decisions. In the meantime, Knight's $250 million stock repurchase program is an important part of our capital deployment strategy. By the end of 2004, the company had repurchased 21.7 million shares for $151 million, and we repurchased 6.6 million shares for $68.3 million in the first quarter of 2005.

Moving on

A regulatory inquiry into institutional trading practices and an arbitration claim are finally issues we can discuss in the past tense. In December 2004, we finalized our settlement with NASD and the SEC related to certain institutional trading, conduct and supervision in 1999 through 2001 at over-the-counter trading subsidiary Knight Securities, now called Knight Equity Markets. Accordingly, we took a one-time pre-tax charge of approximately $79 million in the second quarter and paid the regulatory fine and penalty in the fourth quarter.

As for the claim of improper termination and "whistle-blower" status by a former employee, it was dismissed by an NASD dispute resolution panel. We have always believed that the company would be vindicated once the facts were presented, and we are gratified that the panel agreed.

Another important event for Knight in 2004 was the sale of our Derivative Markets business to Citigroup for approximately $237 million in cash, made final in December. More than simply a sale, the divestiture is part of an overall refinement of Knight.

Indeed, all of our businesses must stand on their own, part of the reason that Knight's proposed new name is Knight Capital Group. The name, subject to shareholder approval, suggests we will hold the businesses that produce returns while helping clients access the capital markets. We will shed the businesses that do not.

Revenues From Continuing Operations (in thousands)


$542,293
$397,988
$545,909
$625,750
01
02
03
04

Pre-Tax Income* (in thousands)


$46,433
$(63,538)
$84,327
$(59)
01
02
03
04

Earnings Per Share From Continuing Operations**


$0.24
$(0.32)
$0.44
$(0.08)
01
02
03
04

*Income before minority interest and discontinued operations
**Diluted

Refining our strategy

It's clear that our greatest opportunities remain in our institutional and asset management businesses. It is also clear that our broker-dealer operations are the foundation for our growing institutional effort and that we want to preserve this important business. It simply needs to be fine-tuned.

We earn money several ways. In our Asset Management segment, we concentrate on growth and positive performance. As assets grow and we expand our offering, we are able to generate more fees. Knight also derives income from its investment in the Deephaven funds.

The majority of our institutional revenues come from charging commissions and commission equivalents. To grow the business, we invest in our sales traders who in turn increase our account base and achieve deeper account penetration. We are able then to leverage our platform and achieve greater economies of scale.

Our broker-dealer operations make money through effective inventory management and spread capture. Operating a profitable broker-dealer business is becoming more difficult. Broker-dealer trading has become a commodity business. But we believe we can meet the needs of our clients, who use Knight to access nearly all equity securities regardless of market cap and liquidity, while at the same time providing returns to our shareholders.

Costs need to come down. While revenue capture has been hurt, ECN fees and other execution and regulatory fees remain expensive. We continue to manage our execution expenses through several processes, such as making more strategic routing and capital commitment decisions, better managing our inventory, and negotiating lower clearance fees.

Finally and perhaps most importantly, automation backed by increasingly sophisticated trading algorithms will increase our efficiencies. As our technology gets smarter, more and more trading can be done without human intervention and we can drive greater operational efficiencies.

At the same time, retail customers will ultimately get what they want – immediate execution at the price they see on their computer screens.

We can't predict how the regulatory, competitive or market environment is going to evolve, but we are confident in our approach to the challenges inherent within. When we changed from a transaction-oriented to a relationship-based company, successes followed. Listening to, working with and doing right by the client is a strategy that works.

We are looking forward to growing our business, just as we are excited about our new beginning in our new space, open and transparent in its design. Indeed, our new headquarters are a tangible symbol for the transition underway at Knight.

Thomas M. Joyce

Chairman & CEO
March 21, 2005

Q&A Questions and Answers with Chairman & CEO Thomas M. Joyce

What is the most significant regulatory issue faced by equity traders today?

I have testified to Congress and regulators about the SEC's Regulation NMS, particularly the proposal to extend the trade-through rule to Nasdaq. We believe that the rule is unnecessary when best price is already achieved in a competitive environment. This is demonstrated in statistics from Nasdaq, where competition and not regulation has driven the desired results. The proposal also ignores the varied needs of different investors, which include fast trades, complete fills, minimal market impact and lower trading costs in addition to superior pricing. This regulation would require onerous technology costs for financial services firms and little if any benefit for investors. A better proposal would be the requirement of connected markets and efficient and fair access, which would go further toward ensuring investors receive best execution. However, when given the choice between regulatory intervention and changes effected by healthy competition, we will always choose competition.

Trade execution speed has increased dramatically. What does Knight have to do with this development, and what does it mean for the company's results?

Knight is an industry leader in high quality trade execution. Our ability to offer lightning-fast executions is the reason many online brokers are able to offer speed guarantees to their customers. Now execution speeds are dropping industry-wide, quickly approaching near zero seconds. This has implications on the ability of our broker-dealer operations to make money. We do have the advantage of scale, a must in any commodity business. But we also are looking at boosting operational efficiencies through improved technologies and lower execution and clearing fees.

How is Knight evolving in the face of increasing competitive pressures?

Knight's competition has never been so fierce, so we have to be just as tough on ourselves to keep the company on track. We're always reviewing our portfolio to assess its diversity, and we regularly question where our greatest potential lies. Each business must stand on its own. That's why we decided to sell Derivative Markets, a solid business that makes more sense as part of a larger company than as a part of Knight. Obviously we must concentrate on our higher margin businesses, like serving institutions with their trading and asset management needs. That's not to say our broker-dealer business isn't important. In fact, its order flow is an extraordinarily valuable foundation for our institutional business. We must continue to mind our overhead and develop technology that increases our efficiency.

How can technology help Knight improve and grow its businesses?

Knight is known for its capacity to handle a significant volume of order flow. That speaks to our infrastructure hardware. But our shareholders should note that technology, particularly software, is the key to improving operational efficiencies. We're constantly altering our trading algorithms to better manage our inventory and risk, and to help us make the most out of the order flow we process. In addition, we are developing smart routing systems in an effort to get execution costs like access fees under control. As we reduce human intervention and increase automation, efficiency follows, and we can improve the operating margins of our trading floor.

The hedge fund industry is changing quickly and drastically. What does this mean for Knight, which both has a hedge fund and caters to such funds?

Hedge funds are growing more popular as an investment for large institutions, such as pension funds and endowments, searching to diversify beyond more traditional asset classes. You can see by Deephaven's asset growth that we are benefiting from higher inflows overall. But Knight's institutional business also is attracting more hedge fund clients with our high quality trade executions and related products and services.

We appreciate that the explosion in the number of hedge funds has increased the focus on total returns, where top and middle-of-the-road funds are separated by just basis points. Not only is Knight highly competitive from a pricing standpoint, we also build relationships with our hedge fund clients by helping them find additional cost-cutting solutions.

How will increasing demand for transparency on trading costs impact Knight?

Knight has an ideal structure to capitalize on this trend. Our primary competitors in the institutional arena bundle their trade execution with other services. Many also are significant proprietary traders. At Knight, clients pick and choose from a menu of products and services, and the prices are clear and competitive. We believe that demands for unbundled offerings will only grow.

Meanwhile, we encourage increased transparency in the equity markets, as when regulators mandated the public display of execution quality statistics and routing practices. Not only does Knight fare well against competitors in such an environment, but all investors benefit.

What is Knight's relevance to the marketplace?

We continue to commit our capital where little or no natural liquidity exists in the market, helping investors move easily in and out of securities. The easier it is to buy and sell a stock, the more attractive it is to investors. Ultimately, our market making helps companies raise the capital they seek from the public markets.

The equity markets can't function without the stabilizing force of market makers. In all, Knight plays such a critical role that if we didn't exist, we believe a company like us would have to be invented to fill the void.


Ethics
Service
Knight

Technology



Standards


Catalyst 6500
Catalyst 6500

Technology is the reason we can provide high quality execution, as well as the key to improving the company's efficiencies.

Ethics

Our clients come to Knight for many reasons, from fund performance and execution quality to capital commitment and the ability to trade in nearly every equity security. But these strengths would mean little if our people didn't act with integrity and honesty.

Knight's strengths would mean little to our clients if our people didn't behave with integrity and honesty. And, as a public company, transparency to our shareholders is a priority.

The company expects proper conduct from the moment new hires walk through the door. Management's communications with employees stress the principles of fair dealing, and our executives lead by example. Training is offered online and in the classroom. And a robust compliance system monitors trading activity.

Knight's commitment to ethical behavior goes beyond individual employees to our dealings as a public company. We have open communication with the investment community and follow strict corporate governance guidelines. Transparency is our priority.

Standards

Our products and services must meet client demands. The service our employees provide must be impeccable. And our technology must be cutting-edge. These are our standards.

Service

Knight's employees stand ready to serve clients in their asset management and equity trade execution needs.

Knight manages assets for institutions and high net worth individuals through Deephaven Capital Management. Deephaven's original Market Neutral Master Fund seeks to deliver risk-adjusted returns with low volatility. Deephaven has increased its asset management offerings by breaking out single-strategy funds, like Long/Short Equity and Event Arbitrage, in addition to the flagship Market Neutral Fund incorporating all of Deephaven's trading strategies.

Different clients have different needs. Knight understands this, and so we are building our offering around them.

As a premier execution provider, Knight trades across the depth and breadth of the market. In fact, we trade or make a market in nearly every U.S. equity security, including Nasdaq National Market System, Small-Cap, OTC Bulletin Board and Pink Sheet stocks, as well as NYSE- and AMEX-listed securities in the Nasdaq InterMarket. Complementing our domestic equity expertise is our international trading desk, providing clients with trade execution in ordinary and ADR shares in European markets.

Knight understands the different execution needs of institutions and broker-dealers, and we're building our offering around them. Broker-dealers require the price, speed, coverage and connectivity behind our high quality executions. Institutions seek our comprehensive, unbundled products and services and appreciate our ability to handle large, complex trades. Both rely on our vast pool of natural liquidity and our ability to commit capital to get the trade done how they want it, when they want it.

Technology

High touch, low touch or no touch, Knight offers the perfect balance of people and technology. We pride ourselves on our superior client service, and one of the reasons we're able to provide that service is the systems we use.

Knight is constantly identifying and deploying emerging technologies that facilitate trade execution, risk management and compliance. For example, our trading platform is highly adaptable. We can adjust it on the fly to suit our clients' needs. No matter what clients want to trade, we can handle their order in the manner that best suits them. Knight is not just flexible, we've got scale. Our systems are built to handle volume as high as three million trades a day. Such capacity is of particular importance to our broker-dealer clients who must achieve best execution for their customers. So is our proven ability to adjust quickly to new regulations. At the same time, we use sophisticated systems to monitor our trading activity and help ensure compliance.

Knight is constantly identifying and deploying emerging technologies that facilitate trade execution, risk management and compliance. Going forward, automation will help us become even more efficient.

Deephaven is staffed by experts in a wide range of subjects who use their knowledge to find investments appropriate for the business's multiple asset management strategies. But they don't do it alone. They have access to sophisticated proprietary analytical systems to help them find opportunities, like mispricings or spreads between related securities.

Knight is constantly fine-tuning and upgrading our technology. Going forward, we will concentrate even more of our resources on improving our efficiency and lowering costs through automation.


Insight
Perspective
Strategy
Vision



lead Knight to achieve its *vision* of being a top-tier provider of institutional sales, trading and asset management services.

Perspective

Knight surveys the market and the industry from a unique vantage point. For one, we process an enormous amount of order flow daily. We also fill a critical role, trading and making markets in nearly all equity securities, especially the small- and mid-cap companies most in need of capital. We are one of the few companies that both serves hedge funds with their trade execution needs, and manages hedge funds. And finally, we are an independent provider of trade executions, a service that more often is housed within much larger, more complicated companies.

Knight has a unique perspective that helps us to anticipate our clients' needs and manage the regulatory and market environment changes that come our way.

We use our unique perspective to anticipate our clients' needs and to help them manage market changes coming their way. Our ability to imagine how such changes might unfold ultimately helps us as a company. We can tailor our offering appropriately, make smart trading decisions, develop the necessary technology and set the right price to stay competitive.

Knight's management frequently participates in the public debate surrounding current and proposed changes to market structure and regulation. We make every effort to advocate for and actively promote a level playing field for all market participants, with a standard set of rules that is fairly and uniformly applied across all markets. We also make industry presentations about our business and our value to the marketplace as a whole. In all, we believe that Knight can better serve the interests of our shareholders and clients by working to help shape industry trends and regulations.

Knight is not simply a trade execution firm serving broker-dealers. This is the perception we are trying to change. Our strategy – to both build the businesses with the greatest promise and increase efficiencies in the operations that add value – is moving us well beyond our original purpose.

Knight's greatest growth opportunities are in products and services for which we can charge fees and commissions – institutional sales and trading, and asset management. We've spent the last three years strengthening our institutional business with products and people. Meanwhile, we've penned long-term employment contracts with Deephaven's management team and supported their successful drive to increase assets.

Strategy

Knight is looking for acquisitions that will support our growth businesses while providing the greatest return to our shareholders. We have the cash to add new products, services and technology, but we plan on investing it wisely. As we carefully review acquisition candidates, we are maintaining an investment in the Deephaven funds as well as buying back shares under our repurchase program.

Knight is building the businesses with the greatest promise – institutional sales and trading, and asset management – while increasing efficiencies in our broker-dealer operations.

Also as part of our strategy, we exited the options industry in 2004. We sold Derivative Markets to Citigroup where the business, which serves mainly broker-dealers, has a better chance of meeting its full potential. Meanwhile, our equity broker-dealer operations remain an important source of liquidity and a foundation for our institutional business. But with regulatory changes and increased competition, the broker-dealer business is under pressure. Technology will play a significant role in refining these operations. We can cut costs through automation and with systems that help us make smarter routing and capital commitment decisions. At the same time, we will continue to closely manage execution and clearance fees and payment for order flow.

Insight

As competition intensifies, Knight must concentrate its efforts on the businesses that will drive the greatest returns. Our advantage is our insight... where to look for opportunities. When to invest in acquisitions. How to be a market leader.

Vision

We want to be one of the very top institutional sales and trading firms, and widely regarded as one of the best market neutral money managers.

We're not satisfied with our place in this industry. We can do more. We can do it better. Knight's original operations and order flow from broker-dealers gave us a leg up on attracting institutional clients. Since 2002, we've added products and services to catch up with our competitors. We differentiated ourselves by hiring sales traders with strong relationships and by offering superior client service. And now we're enhancing our offering so that we go beyond the competition. In five years, we want to be one of the very top institutional sales and trading firms in terms of market share, neck-and-neck with the largest companies on Wall Street.

Meanwhile, Deephaven can easily handle more assets. Our goal is not to be the largest, but to grow assets while at the same time continuing to provide competitive returns for our investors.

Deephaven is widely regarded as a leading market neutral money manager, but we believe it deserves and will command even more respect over the next few years.

Overall, Knight wants to be known for providing superior service across the board. In all of our businesses, and to every client. We want this reputation for service to be synonymous with the Knight brand.

Perhaps we'll never be satisfied with how we stack up against our competitors, but dissatisfaction and restlessness are great motivators.


Values
Philosophy
Culture
our business
work in a


Approach
emphasizes building relationships so that we can best anticipate, recognize and meet client needs.

Approach

Fundamental principles guide our business practices – commitment, integrity, simplicity, flexibility, focus, motivation and versatility. By remaining true to our core values, we believe we have what it takes to improve profitability for shareholders while providing clients with superior service.

Our commitment to our clients to be their valued partner manifests itself in many ways, from streamlining the company's structure for clear and easy access, to better coordinating our sales and trading functions. Hand in hand with our commitment is our integrity, which makes us not simply a firm that can execute a trade, but one our clients can trust.

Knight is a full-service firm, but our independence and simplicity allow us to operate efficiently and transparently. Unbundling of trading from other services remains a trend that ultimately benefits Knight.

Shifting client priorities – be they price, speed, low market impact or anonymity – benefit Knight as well. We have the flexibility to offer natural liquidity, connectivity, capital commitment – or all three – to get the trade done. The intensity of trading requires an intensity of focus. Our focus is on providing the highest quality trade execution in our industry. Client satisfaction is our motivation. Our goal is not to meet our clients' expectations, but to continually find ways to exceed those expectations.

Knight remains relevant to our clients with products and services that change with the demands of the market.

Finally, by being versatile, Knight remains relevant to our clients with products and services that change with the demands of the market. We've expanded our offering for institutions, most recently adding Corporate Access services to introduce money managers to small- and mid-cap company executives; Knight Match, a system that allows broker-dealer and institutional order flow to interact for automatic, anonymous agency trading; and portfolio financing solutions to help hedge funds cut costs and ultimately drive better total returns. For broker-dealers, we've enhanced our trading platform to allow for greater capacity and the ability to customize for specific order handling protocols. Meanwhile, Deephaven introduced two new single-strategy funds to investors in 2004, Long/Short Equity and Event Arbitrage, and is looking to introduce another fund in 2005, Credit Opportunities.

Philosophy

Throughout our history, Knight has been known as a top trade execution destination. But reliable execution alone is not enough to keep clients coming back. Knight arrived at our core values by establishing a new philosophy to put our clients at the center of everything we do.

Knight has historically been known as a top trade execution destination. Today, we're more than that. Our company is truly defined by our commitment to client relationships.

When we stopped concentrating exclusively on the mechanics of executing the trade and shifted our emphasis to building client relationships, the rest fell into place. We've developed the products, services and technology that will most resonate with institutions and broker-dealers. We've increased our client base, as well as the business we do with each company. We've earned our clients' trust.

Today, our company is defined by our commitment to client relationships. Without good employees we can't maintain this commitment, so we have tried to attract the most talented staff on Wall Street. Our people then use some of the most sophisticated trading technology available to today's capital markets, all to provide clients the best service possible.

Culture

Knight was founded with an entrepreneurial spirit that is woven into our culture and engenders innovation at every turn. It's what keeps us on our toes. We're always searching for the next product that will help clients navigate the changing market, or for the next trading or analytical technology. Behind our innovative products and technology are our valued employees. Indeed, we believe that Knight is one of the few trade execution destinations and asset managers where technology and human capital come together so successfully.

***Knight employees believe* that integrity is demonstrated by daily actions. Collaboration leads to *successful long-term* relationships. And marketplace leadership is earned, not given.**

After 10 years in our original location at 525 Washington Boulevard in Jersey City, our headquarters are moving to offices built just for us next door at 545. Our new space, like our new logo and proposed name, reflect both the future and the traditions of Knight. From a cultural standpoint, Knight's Jersey City employees will no longer be spread out over several separated floors but will occupy four connected floors. Instead of simply trying to work as a team, we physically will be a team.

All members of the Knight team must make client service and relationships their priority. We believe that our commitment to client interests proves our value to them. We believe that integrity is demonstrated by daily actions, and that collaboration is the key to successful, long-term partnerships. And finally, we believe that marketplace leadership is earned, and not given.


Management Team
Thomas M. Merritt
Legal
Leonard J. Amoruso
Compliance
Gregory C. Voetsch
Equity Sales
Margaret E. Wyrwas
Corporate Communication & Investor Relations
Derek N. Stein
Human Resources, Operations, Service & Technology
Mony Rueven
Equity Trading
Colin J. Smith
Deephaven Capital Management
John B. Howard
Accounting & Finance

LONDON	NEW YORK	CHICAGO	SAN FRANCISCO	HONG KONG
3:58PM	9:58AM	8:58AM	6:58AM	10:58PM

Financial Review

Selected Financial Data

The following selected consolidated financial data are qualified by the Consolidated Financial Statements of Knight Trading Group, Inc. and the Notes thereto included elsewhere in this document. You should read the following in conjunction with the Consolidated Financial Statements and the discussion under "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in the Consolidated Financial Statements contained elsewhere in this document. The Consolidated Statements of Operations Data for 2002, 2003 and 2004 and the Consolidated Statements of Financial Condition Data at December 31, 2003 and 2004 have been derived from our audited Consolidated Financial Statements included elsewhere in this document. The Consolidated Statements of Operations Data for 2000 and 2001 and the Consolidated Statements of Financial Condition Data at December 31, 2000, 2001 and 2002 are derived from Consolidated Financial Statements not included in this document.

FOR THE YEARS ENDED DECEMBER 31,	2004	2003	2002	2001	2000
(In thousands, except share and per share data)					
Consolidated Statements of Operations Data[1]**:**					
Revenues					
Net trading revenue	**$250,993**	$290,938	$269,323	$451,877	$1,058,814
Commissions and fees	**276,011**	163,147	75,599	28,633	26,732
Asset management fees	**77,658**	57,903	34,510	36,757	41,884
Interest and dividends, net	**4,647**	3,657	5,357	16,505	26,567
Investment income and other	**16,441**	30,264	13,199	8,521	7,031
Total revenues	**625,750**	545,909	397,988	542,293	1,161,028
Expenses					
Employee compensation and benefits	**244,550**	206,860	169,044	192,880	365,708
Execution and clearance fees	**111,788**	102,659	85,917	96,305	124,433
Soft dollar and commission recapture	**60,118**	9,986	7,372	6,252	4,545
Payments for order flow	**36,632**	32,179	36,306	52,482	160,633
Communications and data processing	**28,896**	27,992	31,077	42,017	30,475
Depreciation and amortization	**14,046**	19,201	26,488	33,147	20,047
Occupancy and equipment rentals	**16,599**	16,892	21,671	16,480	16,021
Professional fees	**14,915**	10,993	16,384	13,461	18,352
Business development	**8,269**	7,160	6,852	9,580	13,140
Writedown of assets and lease loss accrual	**3,810**	16,508	15,423	18,967	–
International charges	**–**	–	31,221	–	–
Regulatory charges and related matters	**79,342**	–	–	–	–
Other	**6,844**	11,152	13,771	14,289	14,371
Total expenses	**625,809**	461,582	461,526	495,860	767,725
(Loss) income before income taxes, minority interest and discontinued operations	**(59)**	84,327	(63,538)	46,433	393,303
Income tax expense (benefit)	**9,453**	32,786	(20,081)	23,131	148,411
(Loss) income before minority interest and discontinued operations	**(9,512)**	51,541	(43,457)	23,302	244,892
Minority interest in consolidated subsidiaries	**–**	–	5,101	6,477	–
Net (loss) income from continuing operations	**$ (9,512)**	$ 51,541	$ (38,356)	$ 29,779	$ 244,892
Income (loss) from discontinued operations, net of tax	**$100,904**	$ (13,016)	$ (4,886)	$ 8,747	$ 15,030
Net income (loss)	**$ 91,392**	$ 38,525	$ (43,242)	$ 38,526	$ 259,922

FOR THE YEARS ENDED DECEMBER 31,	2004	2003	2002	2001	2000
(In thousands, except share and per share data)					
Basic earnings per share from continuing operations	$ (0.08)	$ 0.46	$ (0.32)	$ 0.24	$ 2.00
Diluted earnings per share from continuing operations	$ (0.08)	$ 0.44	$ (0.32)	$ 0.24	$ 1.93
Basic earnings per share from discontinued operations	$ 0.90	$ (0.12)	$ (0.04)	$ 0.07	$ 0.12
Diluted earnings per share from discontinued operations	$ 0.86	$ (0.11)	$ (0.04)	$ 0.07	$ 0.12
Basic earnings per share	$ 0.81	$ 0.34	$ (0.36)	$ 0.31	$ 2.12
Diluted earnings per share	$ 0.78	$ 0.33	$ (0.36)	$ 0.31	$ 2.05
Shares used in basic earnings per share calculations	112,423,158	112,023,419	120,771,786	123,796,181	122,520,733
Shares used in diluted earnings per share calculations	117,636,085	117,749,743	120,771,786	125,758,863	126,863,316

DECEMBER 31,	2004	2003	2002	2001	2000
Consolidated Statements of Financial Condition Data:					
Cash and cash equivalents	$ 445,539	$ 249,998	$ 236,629	$ 344,553	$ 322,131
Securities owned, held at clearing brokers, at market value	254,473	201,239	143,357	417,071	455,646
Investment in Deephaven sponsored funds	215,330	197,605	148,688	50,919	12,306
Assets within discontinued operations	–	2,938,223	2,411,285	1,928,946	1,466,688
Total assets	1,391,549	4,001,348	3,249,926	3,270,269	2,521,667
Securities sold, not yet purchased, at market value	221,421	173,119	84,715	343,908	228,595
Liabilities within discontinued operations	–	2,851,697	2,278,553	1,790,977	1,344,300
Total stockholders' equity	854,498	790,132	756,416	834,256	774,186

(1) Certain prior year amounts have been reclassified to conform to current year presentation.

Executive Overview

We have two operating business segments, Asset Management and Equity Markets, and a Corporate segment.

- **Asset Management** – We operate an asset management business for institutions and high-net-worth individuals. Assets under management were $3.6 billion as of December 31, 2004, up $2.0 billion from the $1.6 billion of assets under management as of December 31, 2003.

- **Equity Markets** – We are a leading execution specialist providing comprehensive trade execution services to institutional and broker-dealer clients, offering capital commitment and access to a deep pool of liquidity across the depth and breadth of the U.S. equity markets.

In the fourth quarter of 2004, the Company completed the sale of one of its business segments, Derivative Markets, to Citigroup Financial Products, Inc. ("Citigroup"). The final purchase price is subject to adjustment based on the final determination of the book value of the Derivative Markets business at the time the deal closed. In accordance with generally accepted accounting principles ("GAAP"), the results of this business segment have been included within discontinued operations for all periods presented. For a further discussion of the sale of the Company's Derivative Markets business, see Footnote 10 "Discontinued Operations" included in the Consolidated Financial Statements contained elsewhere in this document.

Effective in the fourth quarter of 2004, the Company instituted a new segment reporting format to remove from its operating business segments all corporate overhead expenses and investment income earned on strategic investments and our corporate investment in the funds managed by our Asset Management segment (the "Deephaven Funds"). Prior to this change, corporate overhead expenses and investment income earned on strategic investments were allocated to the operating business segments based upon the Company's allocation methodologies, generally based on each segment's respective usage or other appropriate measure. Corporate overhead expenses primarily consist of compensation for certain senior executives and other individuals employed at the corporate holding company, legal and other professional expenses relating to corporate matters, investor and public relations expenses and directors' and officers' insurance. Additionally, prior to the change, investment income earned on our corporate investment in the Deephaven Funds was fully allocated to the Asset Management segment. This change to segment reporting was made in order to better reflect management's approach to operating and directing the businesses after the sale of the Derivative Markets business segment. Prior period segment data has been restated to conform to the 2004 presentation. Included in the total assets of the Corporate segment is the Company's corporate investment in the Deephaven Funds, which was $215.3 million at December 31, 2004, as compared to $197.6 million at December 31, 2003.

The following table sets forth the revenues, expenses excluding Regulatory charges and related matters, Writedown of assets and lease loss accrual and International charges ("Operating Expenses") and income (loss) from continuing operations before Regulatory charges and related matters, Writedown of assets and lease loss accrual, International charges, income taxes and minority interest ("Pre-Tax Operating Earnings") of our business segments and on a consolidated basis (in millions):

	2004	2003	2002
Equity Markets			
Revenues	**$531.7**	$459.6	$348.8
Operating Expenses	**461.3**	387.1	355.2
Pre-Tax Operating Earnings	**70.4**	72.5	(6.4)
Asset Management			
Revenues	**78.2**	58.4	38.8
Operating Expenses	**48.6**	28.9	22.8
Pre-Tax Operating Earnings	**29.6**	29.5	16.0
Corporate			
Revenues	**16.6**	28.5	13.3
Operating Expenses	**33.5**	29.7	39.8
Pre-Tax Operating Earnings	**(16.9)**	(1.2)	(26.5)
Consolidated[(1)]			
Revenues	**625.8**	545.9	398.0
Operating Expenses	**542.7**	445.1	414.9
Pre-Tax Operating Earnings	**$ 83.1**	$100.8	$ (16.9)

(1) Consolidated Revenues and Operating Expenses include the elimination of intercompany transactions between Equity Markets and Asset Management of $702,000, $657,000 and $2.9 million for 2004, 2003 and 2002, respectively.

Total revenues from continuing operations in 2004 increased 15% from 2003, while Operating Expenses from continuing operations increased 22%. Our Pre-Tax Operating Earnings from continuing operations decreased to $83.1 million in 2004, from $100.8 million in 2003. The Pre-Tax Operating Earnings for 2004 in our Asset Management business segment were consistent with 2003, while the Pre-Tax Operating Earnings from our Equity Markets business segment were lower than the prior year. Our Asset Management business segment was impacted by the growth in our assets under management offset, in part, by lower fund returns. Our Equity Markets business segment was affected by greater competition for broker-dealer client order flow, reduced revenue capture statistics and losses incurred from our expanded London operation. The results from our Corporate segment were negatively impacted by lower returns on our corporate investment in the Deephaven Funds.

A reconciliation of GAAP (loss) income from continuing operations before income taxes ("Pre-Tax GAAP Income") to Pre-Tax Operating Earnings from continuing operations and of total GAAP expenses to Operating Expenses is included elsewhere in this section.

Certain Factors Affecting Results of Operations

We have experienced, and expect to continue to experience, significant fluctuations in operating results due to a variety of factors, including, but not limited to, introductions or enhancements to market-making services by us or our competitors; the value of our securities positions and our ability to manage the risks attendant thereto; equity market volumes; the dollar value of securities traded; volatility in the securities markets; our market share with institutional and broker-dealer clients; the performance of our international operations; our ability to manage personnel, overhead and other expenses, including our occupancy expenses under our office leases and legal fees related to our legal proceedings; the strength of our client relationships; the amount of, and volatility in, the results of our quantitative market-making and program trading portfolios; changes in payments for order flow and clearing costs; the addition or loss of executive management and asset management, equity sales and trading and technology professionals; legislative, legal and regulatory changes; legal and regulatory matters; geopolitical risk; the amount and timing of capital expenditures and divestitures; the incurrence of costs associated with acquisitions and dispositions; investor sentiment; the level of assets under management and fund returns; technological changes and events; seasonality; competition and market and economic conditions. Such factors may also have an impact on our ability to achieve our strategic objectives, including, without limitation, increases in our market share and revenue capture in our Equity Markets segment and increases in our fund returns and assets under management in our Asset Management segment. If demand for our services declines in either of our business segments due to any of the above factors, and we are unable to adjust our cost structure on a timely basis, our operating results and strategic objectives could be materially and adversely affected.

As a result of the foregoing factors, period-to-period comparisons of our revenues and operating results are not necessarily meaningful and such comparisons cannot be relied upon as indicators of future performance. There also can be no assurance that we will be able to return to the rates of revenue growth that we have experienced in the past or that we will be able to improve our operating results.

Trends

We believe that our continuing operations are currently impacted by the following trends that may affect our financial condition and results of operations.

- Over the past three years, the effects of market structure changes, competition and market conditions have resulted in a decline in revenue capture per U.S. equity dollar value traded in our Equity Markets operations.

- Retail broker-dealer participation in the equity markets has fluctuated over the past few years due to investor sentiment, market conditions and a variety of other factors. Retail transaction volumes may not be sustainable and are not predictable.

- Broker-dealer clients continue to focus on statistics measuring the quality of equity executions (including speed of executions and price improvement). In an effort to improve the quality of their executions as well as increase efficiencies, market makers have increased the level of automation within their operations. Increased automation and the greater focus on execution quality have resulted in greater competition in the marketplace, which has negatively impacted the revenue capture metrics of the Company and other market-making firms. Additionally, increased automation may lower the barriers to entry for new competitors.

- The increase in trading of Nasdaq-listed securities on electronic communication networks ("ECNs") and other exchanges has increased market fragmentation in the Equity Markets segment, resulting in increased execution expenses, fragmented liquidity pools and different market centers using different sets of regulatory rules and regulations.

- Market structure changes, competition and market conditions have triggered an industry shift toward market makers charging explicit commissions or commission equivalents to institutional clients for executions in OTC securities. For the majority of our institutional client orders, we currently charge an explicit fee in the form of commissions or commission equivalents. In addition, institutional commission rates have fallen in the past few years, and this may continue in the future.

- Due to regulatory scrutiny over the past two years relating to equity sell-side research and the continued focus by investors on execution quality and overall transaction costs, more institutional clients allocate commissions to broker-dealers based on the quality of executions. In the past, institutional equity commissions were often allocated to broker-dealers in exchange for either research or soft dollar and commission recapture programs.

- There has been increased scrutiny of market makers, hedge funds and soft dollar practices by the regulatory and legislative authorities, including a recently passed SEC regulation related to the registration of hedge funds. New legislation or modifications to existing regulations and rules could occur in the future.

- There has been a growing trend among institutions to allocate more of their assets to hedge fund investments. This has influenced the growth in the hedge fund industry and may result in greater competition in the future.

Income Statement Items

The following section briefly describes the key components of, and drivers to, our significant revenues and expenses.

Revenues

Our revenues consist principally of Net trading revenue and Commission and fees from U.S. securities trading and market-making activities from Equity Markets. These revenues are primarily affected by changes in the amount and mix of U.S. equity trade and share volumes, our revenue capture, dollar value of equities traded, our ability to derive trading gains by taking proprietary positions, changes in our execution standards, volatility in the marketplace, industry commission levels, our mix of broker-dealer and institutional clients and by regulatory changes and evolving industry customs and practices.

Trading profits and losses on principal transactions are included within Net trading revenue. Revenues on transactions for which we charge explicit commissions or commission equivalents are included within Commissions and fees. For the majority of our institutional client orders, we currently charge an explicit fee in the form of commissions or commission equivalents.

- In 2004, we changed the classification of revenues from institutional client orders which generate commission equivalents from inclusion in Net trading revenues to inclusion in Commissions and fees, as commission equivalents are similar in nature to commissions. We believe this change is consistent with industry practice. As a result, prior period amounts have been reclassified to conform to current period presentation. Commission equivalents for 2004, 2003 and 2002 were $140.2 million, $116.8 million and $50.4 million, respectively.

- In 2004, the Company changed its classification of certain transaction-related regulatory fees. These fees are now included within Execution and clearance fees. In prior periods, these fees were netted within Net trading revenue. This change in classification had no impact on the calculation of the average revenue capture per dollar value traded metric, as the expense is still included within the calculation. We believe this change is consistent with industry practice. As a result, prior period amounts have been reclassified to conform to current period presentation. The transaction-related regulatory fees were $18.3 million, $23.0 million and $13.9 million in 2004, 2003 and 2002, respectively.

We also receive fees for providing certain information to market data providers and for directing trades to certain destinations for execution. Commissions and fees are primarily affected by changes in our equity transaction volumes with institutional clients, changes in commission rates, the growth of our soft dollar and commission recapture activity as well as by changes in fees earned for directing trades to certain destinations for execution.

Asset management fees represent fees earned by Deephaven Capital Management LLC ("Deephaven") for sponsoring and managing the Deephaven Funds. These fees consist of annual management fees, calculated as fixed percentages of assets under management, and incentive fees,

which, in general, are calculated as a percentage of the funds' annual returns. Such fees are primarily affected by the rates of return earned on the Deephaven Funds and changes in the amount of assets under management.

We earn interest income from our cash held at banks and cash held in trading accounts at clearing brokers. The Company's clearing agreements call for payment or receipt of interest income, net of transaction-related interest charged by clearing brokers for facilitating the settlement and financing of securities transactions. Net interest is primarily affected by interest rates, the changes in cash balances held at banks and clearing brokers and our level of securities positions in which we are long compared to our securities positions in which we are short.

Investment income and other income primarily represents income earned, net of losses, related to our corporate investment in the Deephaven Funds and, to a lesser extent, our strategic investments. Such income is primarily affected by the rates of return earned by the Deephaven Funds as well as the performance and activity of our strategic investments.

Expenses

Our operating expenses largely consist of Employee compensation and benefits, Execution and clearance fees, Payments for order flow and Soft dollar and commission recapture payments. Employee compensation and benefits expense fluctuates, for the most part, based on changes in our revenues, profitability and the number of employees. Execution and clearance fees primarily fluctuate based on changes in equity trade and share volume, clearance fees charged by clearing brokers and fees paid to access ECNs, exchanges and certain regulatory bodies. Payments for order flow fluctuate based on U.S. equity share volume, profitability, the mix of market orders and limit orders, the mix of orders received from broker-dealers and institutions who accept payments for order flow and changes in our payment for order flow policy. Soft dollar and commission recapture payments fluctuate based on U.S. equity share volume executed on behalf of institutions.

Employee compensation and benefits expense primarily consists of salaries and wages paid to all employees and profitability based compensation, which includes compensation paid to sales personnel and incentive compensation paid to all other employees based on our overall profitability. Compensation for employees engaged in sales activities is determined primarily based on a percentage of their gross revenues net of certain expenses including soft dollar and commission recapture expenses, execution and clearance costs and overhead allocations. The majority of compensation in Asset Management is determined based on a profitability-based formula, subject to certain minimum guaranteed payments.

Execution and clearance fees primarily represent clearance fees paid to clearing brokers for equities transactions, transaction fees paid to Nasdaq and other regional exchanges and regulatory bodies, and execution fees paid to third parties, primarily for executing trades in listed securities on the New York Stock Exchange ("NYSE") and American Stock Exchange ("AMEX"), and for executing orders through ECNs.

Payments for order flow represent payments to broker-dealer clients, in the normal course of business, for directing to us their order flow in U.S. equities. Payments for order flow fluctuate as we modify our payment rates and as our percentage of clients whose policy is not to accept payments for order flow varies.

Soft dollar and commission recapture expense represent payments to institutions in connection with our soft dollar and commission recapture programs. In prior years, these expenses were primarily included within Payments for order flow and Execution and clearance fees. Prior period amounts have been reclassified to reflect the current period presentation.

Results of Operations

The following table sets forth the consolidated statements of operations data as a percentage of total revenues:

FOR THE YEARS ENDED DECEMBER 31,	2004	2003	2002
Revenues			
Net trading revenue	40.1%	53.3%	67.7%
Commissions and fees	44.1%	29.9%	19.0%
Asset management fees	12.4%	10.6%	8.7%
Interest and dividends, net	0.8%	0.7%	1.3%
Investment income and other	2.6%	5.5%	3.3%
Total revenues	100.0%	100.0%	100.0%
Expenses			
Employee compensation and benefits	39.1%	37.9%	42.5%
Execution and clearance fees	17.9%	18.8%	21.6%
Soft dollar and commission recapture expense	9.6%	1.8%	1.9%
Payments for order flow	5.9%	5.9%	9.1%
Communications and data processing	4.6%	5.1%	7.8%
Depreciation and amortization	2.2%	3.5%	6.7%
Occupancy and equipment rentals	2.6%	3.1%	5.4%
Professional fees	2.4%	2.0%	4.1%
Business development	1.3%	1.3%	1.7%
International charges	0.0%	0.0%	7.8%
Writedown of assets and lease loss accrual	0.6%	3.1%	3.9%
Regulatory charges and related matters	12.7%	0.0%	0.0%
Other	1.1%	2.1%	3.5%
Total expenses	100.0%	84.6%	116.0%
Income (loss) from continuing operations before income taxes	0.0%	15.4%	(16.0)%
Income tax expense (benefit)	1.5%	6.0%	(5.1)%
(Loss) income before minority interest and discontinued operations	(1.5)%	9.4%	(10.9)%
Minority interest in losses of consolidated subsidiaries	0.0%	0.0%	1.3%
Net (loss) income from continuing operations	(1.5)%	9.4%	(9.6)%
Income (loss) from discontinued operations, net of tax	16.1%	(2.3)%	(1.3)%
Net income (loss)	14.6%	7.1%	(10.9)%

Years Ended December 31, 2004 and 2003

Continuing Operations
Revenues

FOR THE YEARS ENDED DECEMBER 31,	2004	2003	Change	% of Change
Total Revenues from Asset Management (millions)	$ 78.2	$ 58.4	$ 19.7	33.7%
Average month-end balance of assets under management ($ millions)	2,963.5	1,359.4	1,604.1	118.0%
Annual fund return to investors*	6.5%	13.9%	(7.4)%	(53.2)%

*Annual fund return represents the blended annual return across all assets under management in the Deephaven Funds

Total revenues from the Asset Management business segment, which primarily consists of Asset management fees, increased 33.7% to $78.2 million in 2004, from $58.4 million in 2003. The increase is due to higher management fees as a result of the growth in assets under management. The average month-end balance of assets under management increased to $3.0 billion in 2004, from $1.4 billion in 2003. The blended annual fund return across all assets under management for 2004 was 6.5%, down from 13.9% in 2003.

FOR THE YEARS ENDED DECEMBER 31,	2004	2003	Change	% of Change
Net trading revenue (millions)	$ 251.0	$ 290.9	$ (39.9)	(13.7)%
Commissions and fees (millions)	276.7	163.8	112.9	68.9%
Interest and dividends, net (millions)	3.8	2.8	1.1	38.5%
Investment income and other (millions)	0.2	2.1	(2.0)	(91.9)%
Total Revenues from Equity Markets (millions)	$ 531.7	$ 459.6	$ 72.1	15.7%
U.S equity dollar value traded ($ billions)	1,730.7	1,560.0	170.7	10.9%
U.S. equity trades executed (millions)	205.9	181.3	24.6	13.5%
Nasdaq and Listed equity shares traded (billions)	125.2	138.1	(12.8)	(9.3)%
OTC Bulletin Board and Pink Sheet shares traded (billions)	1,349.9	305.3	1,044.6	342.1%
Average revenue capture per U.S. equity dollar value traded (bps)	2.5	2.6	(0.2)	(6.8)%

Total revenues from the Equity Markets business segment, which primarily comprises Net trading revenue and Commissions and fees from the domestic businesses, increased 15.7% to $531.7 million in 2004, from $459.6 million in 2003. Revenues in 2004 were positively impacted by the purchase of the business of Donaldson & Co., Incorporated ("Donaldson"), an increase in our institutional revenues and higher volumes in low-priced OTC Bulletin Board and Pink Sheet shares from broker-dealer clients offset, in part, by lower average revenue capture per U.S. equity dollar value traded. Excluding the impact of Donaldson, total revenues from Equity Markets would have increased 2.3% to $463.7 million in 2004 compared to $453.5 million in 2003. In 2004, the Company recorded a reserve of $6.5 million representing the amount the Company believes it is owed by a counterparty in a trading dispute (the "Dispute Reserve"). This reserve reduced net trading revenues by $6.5 million in 2004.

Average revenue capture per U.S. equity dollar value traded was 2.5 basis points ("bps") in 2004, down 6.8% from 2.6 bps in 2003. Average revenue capture per U.S. equity dollar value traded is calculated as the total of net trading revenues less certain transaction-related regulatory fees (included in Execution and clearance fees) and institutional commissions and commission equivalents (included in Commissions and fees), (collectively, "Core Equity Revenues") divided by the total dollar value of the related equity transactions. We removed the impact of the Dispute Reserve of $6.5 million within our revenue capture calculation for 2004. Core Equity Revenues were $424.7 million and $410.9 million in 2004 and 2003, respectively.

FOR THE YEARS ENDED DECEMBER 31,	2004	2003	Change	% of Change
Total Revenues from Corporate (millions)	$ 16.6	$ 28.5	$(11.9)	(41.8)%
Average corporate investment balance in the Deephaven Funds (millions)	$216.9	$183.5	$ 33.4	18.2%

Total revenues from the Corporate segment, which primarily represents income from our corporate investments in the Deephaven Funds, decreased 41.8%. Income from our corporate investments in the Deephaven Funds fell 46.7% to $12.8 million in 2004 from $23.9 million in 2003. This decrease is due to lower average returns on our corporate investment offset, in part, by a higher average investment balance.

Expenses

Employee compensation and benefits expense increased 18.2% to $244.5 million in 2004, from $206.9 million in 2003. As a percentage of total revenue, employee compensation and benefits increased slightly to 39.1% in 2004 from 37.9% in 2003. The increase on a dollar basis was primarily due to the increase in headcount, which was impacted by the acquisition of Donaldson in December of 2003 and the expansion of the London operations, and higher profitability-based compensation within the Asset Management business segment. The number of full time employees in our continuing operations increased to 683 employees at December 31, 2004, from 677 employees at December 31, 2003.

Execution and clearance fees increased 8.9% to $111.8 million in 2004, from $102.7 million in 2003. As a percentage of total revenue, execution and clearance fees decreased to 17.9% in 2004, from 18.8% in 2003. The increase on a dollar basis was due to the increase in equity trades, the increase in fees related to the London operations and the purchase of the Donaldson business offset, in part, by a reduction in clearance rates. The decrease as a percentage of total revenue was primarily due to lower clearance rates and higher revenues from Asset Management, which has no associated execution and clearance fees, offset, in part, by a lower average revenue capture metric in Equity Markets.

Payments for order flow increased 13.8% to $36.6 million in 2004, from $32.2 million in 2003. As a percentage of total revenue, payments for order flow remained at 5.9% in both 2004 and 2003. The increase on a dollar basis is primarily due to an increase in volumes and changes in our payment for order flow policies.

Soft dollar and commission recapture expense increased to $60.1 million in 2004, from $10.0 million in 2003. The increase is primarily due to the purchase of the Donaldson business on December 1, 2003.

Communications and data processing expense increased 3.2% to $28.9 million in 2004, from $28.0 million in 2003. This increase was generally attributable to an increase in technology and market data costs.

Depreciation and amortization expense decreased 26.9% to $14.0 million in 2004, from $19.2 million in 2003. This decrease was primarily due to assets fully depreciating in the normal course of business, offset, in part, by the purchases of additional fixed assets during 2003 and 2004.

Occupancy and equipment rentals expense decreased slightly to $16.6 million in 2004, from $16.9 million in 2003. This small decrease was primarily attributable to the lease loss accruals recorded in 2003 and 2004 related to our excess real estate capacity, primarily in Jersey City, NJ.

Professional fees increased 35.7% to $14.9 million in 2004, from $11.0 million in 2003. The increase in 2004 was primarily due to an increase in legal expenses, which have fluctuated based on the activity relating to our various legal and regulatory proceedings, and consulting expenses.

Business development expense increased to $8.3 million in 2004, compared to $7.2 million in 2003. The primary reason for the increase was higher travel and entertainment costs relating to our focus on growing our institutional client base for the Equity Markets segment.

Other expenses decreased to $6.8 million in 2004, compared to $11.2 million in 2003. The decrease was due to a benefit of approximately $3.0 million related to an adjustment to legal reserves established during 2003. Excluding the impact of this one-time adjustment from both 2003 and 2004, Other expenses have increased by 21% due to higher insurance, general and administrative costs.

During 2004, charges of $83.2 million were incurred related to our continuing domestic businesses. These expenses primarily consist of $79.3 million related to charges for regulatory and related matters and $3.8 million of writedown of assets and lease loss accruals primarily related to the costs associated with excess real estate capacity in Jersey City, NJ. For a discussion of the $79.3 million charge for regulatory and related matters, refer to Footnote 13 "Regulatory Charge and Related Matters" included in the Consolidated Financial Statements contained elsewhere in this document and in our prior regulatory filings.

Our effective tax rate for 2004 from continuing operations differs significantly from the federal statutory rate of 35% primarily due to non-deductible penalties related to charges for regulatory and related matters and state income taxes.

Years Ended December 31, 2003 and 2002

Continuing Operations
Revenues

FOR THE YEARS ENDED DECEMBER 31,	2003	2002	Change	% of Change
Total Revenues from Asset Management (millions)	$ 58.4	$ 38.8	$ 19.6	50.4%
Average month-end balance of assets under management ($ millions)	1,359.4	1,239.0	120.4	9.7%
Annual fund return to investors*	13.9%	7.8%	6.1%	78.2%

*Annual fund return represents the blended annual return across all assets under management in the Deephaven Funds

Total revenues from the Asset Management business segment increased 50.4% to $58.4 million in 2003, from $38.8 million in 2002. The increase is due to higher management fees as a result of the growth in assets under management as well as an increase in incentive fees as a result of higher blended fund returns to the investors. The average month-end balance of assets under management increased to $1.4 billion in 2003, from $1.2 billion in 2002. The blended annual fund return across all assets under management for 2003 was 13.9%, up from 7.8% in 2002.

FOR THE YEARS ENDED DECEMBER 31,	2003	2002	Change	% of Change
Net trading revenue (millions)	$290.9	$269.2	$21.8	8.1%
Commissions and fees (millions)	163.8	76.0	87.8	115.6%
Interest and dividends, net (millions)	2.8	4.1	(1.4)	(33.7)%
Investment income and other (millions)	2.1	(0.4)	2.6	584.6%
Total Revenues from Equity Markets (millions)	$459.6	$348.8	$110.8	31.8%
U.S. equity dollar value traded ($ billions)	1,560.0	1,149.5	410.5	35.7%
U.S. equity trades executed (millions)	181.3	126.7	54.6	43.1%
Nasdaq and Listed equity shares traded (billions)	138.1	94.6	43.5	46.0%
OTC Bulletin Board and Pink Sheet shares traded (billions)	305.3	107.4	197.9	184.3%
Average revenue capture per U.S. equity dollar value traded (bps)	2.6	2.8	(0.2)	(5.4)%

Total revenues from the Equity Markets business segment, which is primarily comprised of Net *trading revenue and Commissions and fees from the domestic businesses*, increased 31.8% to $459.6 million in 2003, from $348.8 million in 2002. Revenues in 2003 were positively impacted by an increase in our institutional revenues and higher volumes in low-priced OTC Bulletin Board and Pink Sheet shares from broker-dealer clients offset, in part, by lower average revenue capture per U.S. equity dollar value traded.

Average revenue capture per U.S. equity dollar value traded was 2.6 bps in 2003, down 5.4% from 2.8 bps in 2002. Core Equity Revenues were $410.9 million and $319.4 million in 2003 and 2002, respectively.

FOR THE YEARS ENDED DECEMBER 31,	2003	2002	Change	% of Change
Total Revenues from Corporate (millions)	$ 28.5	$ 13.3	$15.2	114.3%
Average corporate investment balance in the Deephaven Funds (millions)	$183.5	$120.2	$63.3	52.7%

Total revenues from the Corporate segment, which primarily represents income from our corporate investments in the Deephaven Funds, increased 114.3%. Income from our corporate investments in the Deephaven Funds increased 179% to $23.9 million in 2003 from $8.6 million in 2002. This increase is due to higher average returns on our corporate investment and a higher average investment balance.

Expenses

Employee compensation and benefits expense increased 22.4% to $206.9 million in 2003, from *$169.0 million in 2002. As a percentage of total revenue, employee compensation and benefits* decreased to 37.9% in 2003, from 42.5% in 2002. These changes were primarily due to higher incentive compensation as a result of an increase in profitability as well as the hiring and retention of senior management, sales and trading professionals offset, in part, by reduced headcount. The number of full time employees in our continuing operations decreased to 677 employees at December 31, 2003, from 765 employees at December 31, 2002.

Execution and clearance fees increased 19.5% to $102.7 million in 2003, from $85.9 million in 2002. As a percentage of revenue, execution and clearance fees decreased to 18.8% in 2003, from 21.6% in 2002. Execution and clearance fees increased on a dollar basis due to the increase in equity trades executed as well as increased costs related to executing orders through ECNs offset, in part, as a result of the reduction in clearing rates and the closure of European equities market-making in 2002. The decrease on a percentage basis is primarily due to the increase in asset management fees, which have no associated execution and clearance fees.

Payments for order flow decreased 11.4% to $32.2 million in 2003, from $36.3 million in 2002. As a percentage of total revenue, payments for order flow decreased to 5.9% in 2003, from 9.1% in 2002. The decrease on both a dollar and percentage basis was primarily due to changes in our payment for order flow policy initiated over the prior two years, partially offset by increased equity volumes.

Soft *dollar and commission recapture expense increased to $10.0 million in 2003, from* $7.4 million in 2002. The increase is primarily due to the purchase of the Donaldson business on December 1, 2003.

Communications and data processing expense decreased 9.9% to $28.0 million in 2003, from $31.1 million in 2002. This decrease was generally attributable to a decrease in headcount and related technology costs as well as the reduction in our European operations.

Depreciation and amortization expense decreased 27.5% to $19.2 million in 2003, from $26.5 million in 2002. This decrease was primarily due to the write-off of fixed assets over the prior two years as well as assets fully depreciating in the normal course of business, offset, in part, by the purchases of additional fixed assets during 2003.

Occupancy and equipment rentals expense decreased 22.1% to $16.9 *million in 2003, from* $21.7 million in 2002. This decrease was primarily attributable to the lease loss accruals recorded in 2002 and 2003 related to our excess real estate capacity, primarily in Jersey City, NJ.

Professional fees decreased 32.9% to $11.0 million in 2003, from $16.4 million in 2002. The decrease in 2003 was primarily due to the payment in 2002 of a one-time asset management consulting fee related to the retirement of Deephaven's former CEO as of the end of 2001.

Business development expense increased to $7.2 million in 2003, from $6.9 million in 2002. The primary reason for the increase was higher advertising, travel and entertainment costs.

Other expenses decreased to $11.2 million in 2003, from $13.8 million in 2002. The primary reason for the decrease was lower general and administrative costs, offset by a $3.0 million legal reserve established in 2003.

There were no international charges related to continuing operations in 2003. International charges from continuing operations were $31.2 million in 2002, primarily related to the closure of our European market-making operations. The international charges from continuing operations incurred in 2002 included $13.1 million related to the writedown of our investment in Nasdaq Europe, $7.4 million related to the writedown of fixed assets no longer actively used, $6.4 million related to contract settlements and terminations and $4.2 million related to the costs associated with excess real estate capacity.

During 2003, charges of $16.5 million were incurred related to our continuing domestic businesses. The charges consist of $9.6 million of a lease loss accrual related to costs associated with excess real estate capacity primarily in Jersey City, NJ, $6.8 million related to the writedown of our strategic investment in Nasdaq to fair value and $100,000 in other charges. The charges incurred in 2002, related to our continuing domestic businesses amounted to $15.4 million. These charges consist of $8.9 million of a lease loss accrual related to costs associated with excess real estate capacity, $3.6 million related to the writedown of fixed assets no longer actively used and $3.0 million related to the writedown of impaired strategic investments to fair value.

Our effective income tax rates, from continuing operations, of 38.9% and (31.6%) for 2003 and 2002 respectively, differ from the federal statutory income tax rate of 35% due primarily to state income taxes and non-deductible foreign losses.

Reconciliation of GAAP expenses and Pre-Tax GAAP Income to Operating Expenses and Pre-Tax Operating Earnings, Respectively

In an effort to provide additional information regarding the Company's results as determined by GAAP, the Company also discloses certain non-GAAP information which management believes provides useful information to investors. Within this Annual Report, the Company has disclosed its Operating Expenses and its Pre-Tax Operating Earnings to assist the reader in understanding the impact of the international charges, writedown of assets and lease loss accrual and regulatory charges and related matters on the Company's segmented financial results, thereby facilitating more useful period-to-period comparisons of the Company's businesses. For additional information related to segments, see Footnote 20 in the Consolidated Financial Statements included elsewhere in this document.

GAAP Expenses to Operating Expenses

FOR THE YEAR ENDED DECEMBER 31, 2004	Equity Markets	Asset Management	Corporate	Total*
(in millions)				
GAAP total expenses	**$544.4**	**$48.6**	**$33.5**	**$625.8**
Writedown of assets and lease loss accrual	**3.8**	–	–	**3.8**
Regulatory charges and related matters	**79.3**	–	–	**79.3**
Operating Expenses	**$461.3**	**$48.6**	**$33.5**	**$542.7**

FOR THE YEAR ENDED DECEMBER 31, 2003	Equity Markets	Asset Management	Corporate	Total*
GAAP total expenses	$403.6	$28.9	$29.7	$461.6
Writedown of assets and lease loss accrual	16.5	–	–	16.5
Operating Expenses	$387.1	$28.9	$29.7	$445.1

FOR THE YEAR ENDED DECEMBER 31, 2002	Equity Markets	Asset Management	Corporate	Total*
GAAP total expenses	$398.9	$22.9	$42.6	$461.5
Writedown of assets and lease loss accrual	12.5	0.1	2.8	15.4
International charges	31.2	–	–	31.2
Operating Expenses	$355.2	$22.8	$39.8	$414.9

*GAAP total expenses include the elimination of intercompany transactions between Equity Markets and Asset Management of $702,000, $657,000 and $2.9 million for 2004, 2003 and 2002, respectively.

GAAP Pre-Tax Income to Pre-Tax Operating Earnings

FOR THE YEAR ENDED DECEMBER 31, 2004	Equity Markets	Asset Management	Corporate	Total
(in millions)				
GAAP Pre-Tax Income	$(12.8)	$29.6	$(16.9)	$ (0.1)
Writedown of assets and lease loss accrual	3.8	–	–	3.8
Regulatory charges and related matters	79.3	–	–	79.3
Pre-Tax Operating Earnings	$ 70.4	$29.6	$(16.9)	$ 83.1

FOR THE YEAR ENDED DECEMBER 31, 2003	Equity Markets	Asset Management	Corporate	Total
GAAP Pre-Tax Income	$ 56.0	$29.5	$ (1.2)	$ 84.3
Writedown of assets and lease loss accrual	16.5	–	–	16.5
Pre-Tax Operating Earnings	$ 72.5	$29.5	$ (1.2)	$100.8

FOR THE YEAR ENDED DECEMBER 31, 2002	Equity Markets	Asset Management	Corporate	Total
GAAP Pre-Tax Income	$(50.1)	$15.9	$(29.3)	$ (63.5)
Writedown of assets and lease loss accrual	12.5	0.1	2.8	15.4
International charges	31.2	–	–	31.2
Pre-Tax Operating Earnings	$ (6.4)	$16.0	$(26.5)	$ (16.9)

Liquidity

Historically, we have financed our business primarily through cash generated by operations, as well as the proceeds from our stock issuances and, in 2004, from the proceeds of the sale of our Derivative Markets business segment. As of December 31, 2004, we had $1.4 billion in assets related to our continuing operations, 68% of which consisted of cash or assets readily convertible into cash, principally receivables from brokers and dealers and securities owned. Receivables from brokers and dealers include interest bearing cash balances held with clearing brokers, including, or net of, amounts related to securities transactions that have not yet reached their contracted settlement date, which is generally within three business days of the trade date. Securities owned principally consist of equity securities that trade in Nasdaq, on the OTC Bulletin Board and on the NYSE and AMEX markets. At December 31, 2004, the Company had net current assets from continuing operations, which consists of net assets readily convertible into cash, of approximately $407.8 million. Additionally, our investment in the Deephaven Funds was $215.3 million at December 31, 2004. The majority of this investment can be liquidated upon request subject to a ninety-day written notification period and monthly redemption limits, or immediately by invoking our rights as the general partner of the Deephaven Funds.

The Company has previously disclosed its intent to pursue selective acquisitions of (or possible joint ventures with) complementary businesses primarily in the markets in which our Equity Markets and Asset Management segments operate. We expect to fund the purchase price of any such acquisition with our current cash position or, in some cases, through the issuance of the Company's stock. No assurance can be given with respect to the timing, likelihood or business effect of any possible transaction.

As discussed elsewhere in this document, we sold our Derivative Markets business for approximately $237 million in cash as of the close of business on December 9, 2004. The final purchase price is subject to adjustment based on the final determination of the book value of the Derivative Markets business at the time the deal closed. In addition to the sale proceeds the Company received a payment representing intercompany balances owed to the Company from the Derivative Markets businesses at the time of closing. The intercompany balance was $78.4 million at September 30, 2004.

(Loss) income before income taxes, minority interest and discontinued operations was $(58,000), $84.3 million and $(63.5 million) for 2004, 2003 and 2002, respectively. Included in these balances were certain non-cash expenses such as depreciation and amortization and certain non-cash writedowns. Depreciation expense from continuing operations was $13.4 million, $19.2 million and $26.5 million in 2004, 2003 and 2002, respectively. Amortization expense from continuing operations, which related to intangible assets, was $605,000, $48,000 and $0 during 2004, 2003 and 2002, respectively. Non-cash writedowns from continuing operations consisted of $1.2 million, $6.8 million and $27.4 million during 2004, 2003 and 2002, respectively, primarily related to costs associated with fixed assets no longer actively being used and impaired strategic investments.

Purchases, net of proceeds, from strategic investments and acquisitions related to our continuing operations were $11.5 million, $14.0 million and $(1.3 million) during 2004, 2003 and 2002, respectively. Strategic investments and acquisition expenditures primarily relate to outside investments and acquisitions of businesses in support of the development and growth of our business. Our corporate investment in the Deephaven Funds increased by $17.7 million, $48.9 million and $97.8 million during 2004, 2003 and 2002, respectively. Additionally, on January 1, 2005, we invested an additional $100.0 million in the Deephaven Funds.

Capital expenditures related to continuing operations were $40.1 million, $6.3 million and $9.6 million during 2004, 2003 and 2002, respectively. Capital expenditures in 2004 primarily represented purchases of leaseholds and other fixed assets related to the build out of our new headquarters at 545 Washington Boulevard in Jersey City, NJ. We anticipate moving our Jersey City, NJ offices into our leased office space at 545 Washington Boulevard by the end of 2005. Currently, we estimate that we will spend approximately an additional $18 million related to this move, the majority of which will be for leasehold improvements that will be amortized over the remaining life of the lease, which ends in October 2021.

At its August 8, 2004 meeting, the Board of Directors authorized an additional increase in the size of the Company's stock repurchase program from $110 million to $250 million. The Company repurchased 7.3 million shares during 2004 for a total cost of $76.2 million under this program. Through December 31, 2004, the Company had repurchased 21.7 million shares for $150.8 million under its stock repurchase program. The Company may repurchase shares in the open market or through privately negotiated transactions, depending on prevailing market conditions, alternative use of capital and other factors. The Company cautions that there are no assurances that any further repurchases may actually occur. The Company had approximately 113.3 million shares of common stock outstanding as of December 31, 2004.

As registered broker-dealers, Knight Equity Markets, L.P. ("KEM") and Knight Capital Markets LLC ("KCM") are subject to regulatory requirements intended to ensure the general financial soundness and liquidity of broker-dealers and requiring the maintenance of minimum levels of net capital, as defined in SEC Rule 15c3-1. These regulations also prohibit a broker-dealer from repaying subordinated borrowings, paying cash dividends, making loans to its parent, affiliates or employees, or otherwise entering into transactions which would result in a reduction of its total net capital to less than 120.0% of its required minimum capital. Moreover, broker-dealers, including KEM and KCM, are required to notify the SEC prior to repaying subordinated borrowings, paying dividends and making loans to its parent, affiliates or employees, or otherwise entering into transactions, which, if executed, would result in a reduction of 30.0% or more of its excess net capital (net capital less minimum requirement). The SEC has the ability to prohibit or restrict such transactions if the result is detrimental to the financial integrity of the broker-dealer. Additionally, Knight Equity Markets International Ltd. ("KEMIL") is subject to capital adequacy requirements of the Financial Services Authority in the United Kingdom. The following table sets forth the net capital levels and requirements for the following significant broker-dealer subsidiaries at December 31, 2004 (in millions):

Entity	Net Capital	Minimum Net Capital	Excess Net Capital
KEM	$129.2	$6.9	$122.3
KCM	36.9	4.0	32.9
KEMIL	10.5	7.9	2.6

We have no long-term debt at December 31, 2004 nor do we currently have any material long-term debt commitments for 2005. We currently anticipate that available cash resources will be sufficient to meet our anticipated working capital and capital expenditure requirements for at least the next 12 months.

Contractual Obligations

In connection with its operating activities, the Company enters into certain contractual obligations. The Company's future cash payments associated with its contractual obligations pursuant to its operating leases and guaranteed employment contracts longer than one year as of December 31, 2004 are summarized below (in millions):

Payments due in:

	2005	2006–2007	2008–2009	2010–Thereafter through Sept. 30, 2021	Total
Operating Lease Obligations[1]	$14.6	$20.4	$18.2	$108.5	$161.7
Other Obligations[1]	15.9	15.7	–	–	31.6
Total	$30.5	$36.1	$18.2	$108.5	$193.3

(1) See Footnote 12 to the Consolidated Financial Statements

Off-Balance Sheet Arrangements

As of December 31, 2004, we did not have any off-balance sheet arrangements, as defined in Item 303 (a) (4) (ii) of SEC Regulation S-K.

Effects of Inflation

Because the majority of the Company's assets are liquid in nature, they are not significantly affected by inflation. However, the rate of inflation may affect the Company's expenses, such as employee compensation, office leasing costs and communications expenses, which may not be readily recoverable in the prices of the services offered by the Company. To the extent inflation results in rising interest rates and has other adverse effects on the securities markets, it may adversely affect the Company's financial position and results of operations.

Discontinued Operations

As of the close of business on December 9, 2004, the Company sold substantially all of the assets and certain of the liabilities that comprise the Derivative Markets business operated by Knight Financial Products LLC and Knight Execution Partners LLC to Citigroup for approximately $237 million in cash, subject to an adjustment based on the final determination of the book value of the Derivative Markets business at the time the deal closed. The decision to sell the Derivative Markets business was based on a review of the overall options industry, the capital and risk required to maintain this business successfully and the business' role in the Company's long-term strategy. The net income (loss) included in our Income (loss) from discontinued operations on the Consolidated Statements of Operations, excluding the gain on the sale in 2004 of $80.0 million, net of taxes, were approximately $21.0 million, ($10.9) million and $1.0 million for the years ended 2004, 2003 and 2002, respectively.

Due to changes in market structure, the withdrawal of Nasdaq Japan, poor market conditions and limited market-making opportunities in Japan, Knight Securities Japan's ("KSJ") original business plan was significantly impaired and its operations ceased on May 2, 2003. After the cessation of trading, the Company and Nikko Cordial Group liquidated KSJ. The losses, net of tax, included in Loss from discontinued operations on the Consolidated Statements of Operations were approximately $2.1 million and $5.9 million for the years ended 2003 and 2002, respectively.

Critical Accounting Policies

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions. We believe that, of our significant accounting policies, the following policies involve a higher degree of judgment.

Lease Loss Accrual–It is the Company's policy to identify excess real estate capacity and where applicable, accrue against such future costs. In determining the accrual, a nominal cash flow analysis is performed for lease losses initiated prior to December 31, 2002, the effective date of Statement of Financial Accounting Standards ("SFAS") No. 146, *Accounting for Costs Associated with Exit or Disposal Activities* (which requires the accrual of future costs to be made using a discounted cash flow analysis for lease losses initiated after such date), and costs related to the excess capacity are accrued. In accordance with this policy, during 2004, we incurred an additional $2.6 million of lease loss expense that is included on the Consolidated Statements of Operations in the Writedown of assets and lease loss accrual line item. The majority of the lease loss accrual is related to our lease at 545 Washington Boulevard in Jersey City, New Jersey, of approximately 266,000 square feet, which is largely unoccupied. The Company engaged a real estate broker in order to sub-lease approximately 78,000 square feet based on an assessment of our real estate needs. The analysis of our accrual was derived from assumptions and estimates based on lease terms of the anticipated sub-lease agreements, which assumed a sub-lease would have commenced in the middle of 2005, anticipated market prices along the Jersey City waterfront and estimated up-front costs, including broker fees and build out allowances. We continually monitor the market and space to assess the reasonableness of our applicable assumptions.

Impairment of Goodwill and Intangible Assets–The useful lives of goodwill and intangible assets are determined upon acquisition. Intangible assets are amortized over their respective lives. Goodwill and the useful lives of intangible assets are tested for impairment, at a minimum, on an annual basis, or when an event occurs or circumstances change that signify the existence of impairment.

Our Goodwill related to continuing operations of $19.2 million as of December 31, 2004 is related to the purchase of our listed equities market maker, KCM, the business of Donaldson and the purchase of the shares of the minority investors in Knight Roundtable Europe Limited, our subsidiary that owns KEMIL. During our annual tests for impairment done in the second quarter of 2004, it was determined that these assets were not impaired. As part of our test for impairment, we considered the profitability of the applicable reporting unit, an assessment of fair value of the reporting unit based on various valuation methodologies, as well as the overall market value of the Company, compared to the Company's book value.

Our Intangible assets related to continuing operations of $11.5 million as of December 31, 2004 is attributable to our Equity Markets business segment. The balance is primarily related to our acquisition of the business of Donaldson. These assets are being amortized on a straight-line basis over their useful lives, which have been determined to range from five to thirty years. During our annual test for impairment done in the second quarter of 2004, it was determined that there was no impairment to these intangible assets.

Strategic Investments–Investments include ownership interests of less than 20% in financial services-related businesses, which are accounted for under the equity method or at fair value. The equity method of accounting is used for investments in limited partnerships and limited liability corporations. Investments that are classified as available-for-sale, which include our investments in Nasdaq and the International Securities Exchange, are reported at fair value with unrealized gains and losses excluded from earnings and reported, net of applicable taxes, within Additional paid-in capital on the Consolidated Statements of Financial Condition. The fair value of investments for which a quoted market or dealer price is not available for the size of our investment is based on *management's estimate. Among the factors considered by management in determining the fair* value of investments are the cost of the investment, terms and liquidity, developments since the acquisition of the investment, the sales price of recently issued securities, the financial condition and operating results of the issuer, earnings trends and consistency of operating cash flows, the long-term business potential of the issuer, the quoted market price of securities with similar quality and yield that are publicly traded, and other factors generally pertinent to the valuation of investments. The fair value of these investments is subject to a high degree of volatility and may be susceptible to significant fluctuations in the near term. The valuations of strategic investments are reviewed on an ongoing basis.

Market-Making Activities–Securities owned and securities sold, not yet purchased, which primarily consist of listed and OTC stocks, are carried at market value and are recorded on a trade date basis. Market value is estimated daily using market quotations available from major securities exchanges and dealers.

Asset Management Fees–The Company earns asset management fees for sponsoring and managing the Deephaven Funds. Such fees are recorded monthly as earned and are calculated as a percentage of the Deephaven Funds' monthly net assets, plus a percentage of a new high net asset value (the "Incentive Allocation Fee"), as defined, for any six month period ended June 30th or December 31st. A new high net asset value is defined as the amount by which the net asset value of the Deephaven Funds exceeds the greater of either the highest previous net asset value in the Deephaven Funds or the net asset value at the time each investor made his purchase. The Incentive Allocation Fee may increase or decrease during the year based on the performance of the Deephaven Funds. If Deephaven's Market Neutral Fund, which contains the majority of the assets under management, recognizes a loss in the second half of a calendar year, the Incentive Allocation Fee is recalculated on an annual rather than a semi-annual basis. As such, the Incentive Allocation Fee may be negative for certain periods, but not lower than zero on a year-to-date basis.

Writedown of Fixed Assets–Writedowns of fixed assets are recognized when it is determined that the fixed assets are no longer actively used and are determined to be impaired. The amount of the impairment is determined by the difference between the carrying amount and the fair value of the fixed asset. In determining the impairment, an estimated fair value is obtained through research and inquiry of the market. Fixed assets are reviewed for impairment on a quarterly basis.

Recently Issued Accounting Standards

In January 2003, the Financial Accounting Standards Board ("FASB") issued a FASB Interpretation ("FIN") No. 46, *Consolidation of Variable Interest Entities.* FIN No. 46 requires a company to consolidate a variable interest entity ("VIE") if the company has variable interests that give it a majority of the expected losses or a majority of the expected residual returns of the entity. Prior to FIN No. 46, VIEs were commonly referred to as SPEs. In October 2003, the FASB deferred the effective date of FIN No. 46 for pre-existing VIEs to no later than February 2004. In December 2003, the FASB issued a revision to FIN No. 46 (FIN No. 46-R), which incorporated the October 2003 deferral provisions and clarified and revised the accounting guidance for VIEs. As the Company does not have any VIEs, the adoption of this statement had no effect on our financial statements.

In April 2003, the FASB issued SFAS No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities.* This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. This Statement is effective for derivative contracts entered into after June 30, 2003. The adoption of this Statement did not have a material impact on our financial statements.

In May 2003, the FASB issued SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.* This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity, and imposes certain additional disclosure requirements. The provisions of SFAS No. 150 are effective for financial instruments entered into or modified after May 31, 2003 and must be applied to all financial instruments at the beginning of the third quarter of 2003. The adoption of this Statement did not have an effect on our financial statements.

In December 2004, the FASB issued a revision to SFAS No. 123 *Accounting for Stock-Based Compensation*, SFAS No. 123-R, *Share-Based Payment*. SFAS No. 123-R focuses primarily on transactions in which an entity exchanges its equity instruments for employee services. SFAS No. 123-R eliminates the intrinsic value method under Accounting Principles Board No. 25 as an alternative method of accounting for stock-based awards. Additionally SFAS No. 123-R clarifies SFAS No. 123's guidance in several areas including measuring fair value, classifying an award as equity or as a liability and attributing compensation cost to reporting periods. This statement is effective for the first interim period that begins after June 15, 2005. The Company plans on adopting the provisions of this statement for its third quarter of 2005 and is currently evaluating the effect of adoption of the statement, but does not expect adoption to have a material effect on our financial condition, results of operations or cash flows.

Quantitative and Qualitative Disclosures About Market Risk

Our market-making and trading activities expose our capital to significant risks. These risks include, but are not limited to, absolute and relative price movements, price volatility and changes in liquidity, over which we have virtually no control.

For working capital purposes, we invest in money market funds, commercial paper and government securities or maintain interest-bearing balances in our trading accounts with clearing brokers, which are classified as cash and cash equivalents and receivable from clearing brokers, respectively, in the Consolidated Statements of Financial Condition. These other amounts do not have maturity dates or present a material market risk, as the balances are short-term in nature and subject to daily repricing. Our cash and cash equivalents held in foreign currencies are subject to the exposure of foreign currency fluctuations. These balances are monitored daily, and are not material to the Company's overall cash position.

In Equity Markets, we employ automated proprietary trading and position management systems that provide real-time, on-line position management and inventory control. We monitor our risks by reviewing trading positions and their appropriate risk measures. We have established a system whereby transactions are monitored by senior management on a real-time basis as are individual and aggregate dollar and inventory position totals and real-time profits and losses. The management of trading positions is enhanced by review of mark-to-market valuations and position summaries on a daily basis.

In the normal course of our equities market-making business, we maintain inventories of exchange-listed and OTC equity securities. The fair value of these securities at December 31, 2004 and 2003 was $245.5 million and $190.0 million, respectively, in long positions and $221.4 million and $173.1 million, respectively, in short positions. The potential change in fair value, using a hypothetical 10.0% decline in prices, is estimated to be a $2.4 million loss and a $1.7 million loss as of December 31, 2004 and 2003, respectively, due to the offset of losses in long positions with gains in short positions. The following table illustrates, for the period indicated, our average, highest and lowest month-end inventory at market value (based on both the aggregate and the net of the long and short positions of trading securities from our OTC and listed market-making business) (in millions).

	2004		2003		2002	
	Aggregate of Long and Short Positions	Net of Long and Short Positions	Aggregate of Long and Short Positions	Net of Long and Short Positions	Aggregate of Long and Short Positions	Net of Long and Short Positions
Average month-end	$525.8	$27.9	$336.4	$ 9.1	$257.7	$16.3
Highest month-end	627.5	74.5	485.1	32.4	374.5	46.0
Lowest month-end	411.4	1.2	200.2	(32.1)	211.9	2.4

As of December 31, 2004, we had a $215.3 million corporate investment in the Deephaven Funds, $194.0 million of which was invested in the Market Neutral Fund. In addition, we invested an additional $100 million in the Market Neutral Fund on January 1, 2005. The general objective of market neutral investment strategies is to capture mispricings or spreads between related capital instruments. Within the Market Neutral Fund, Deephaven employs a variety of market neutral investment strategies, including convertible arbitrage, event arbitrage, relative value equity, distressed debt and private placements in public companies. Because the primary basis of the Deephaven Funds' market neutral strategy is capturing mispricings or spreads between related instruments, rather than attempting to predict or follow absolute price movements, the performance of the Market Neutral Fund is expected to be substantially non-correlated with the general debt and equity markets, as well as with a number of other non-traditional investment strategies. However, there will be unhedged credit risk in the convertible arbitrage portfolio and that part of the portfolio will have some correlation to credit spreads. Market neutral trading strategies also involve other substantial risks such as the disruption in historical pricing relationships and the risk of a tightening of dealer credit, forcing the premature liquidation of positions. The Deephaven Funds also utilize leverage, to the extent available and deemed by Deephaven to be consistent with the Funds' risk/reward objectives, in an attempt to increase returns while maintaining strict risk controls.

The Deephaven Funds employ automated proprietary trading and position management systems that provide position management and inventory control. We monitor our risks by reviewing trading positions and their appropriate risk measures. We have established a system whereby transactions are monitored by management and an independent risk control function, as are individual and aggregate dollar and inventory position totals and profits and losses by strategy. The management of trading positions is enhanced by review of mark-to-market valuations and position summaries. There can be no assurances that the Deephaven Funds' strategy will be successful in achieving either its risk control or its profit objectives.

Consolidated Quarterly Results (unaudited)

The following table sets forth certain unaudited consolidated quarterly statement of operations data for 2004 and 2003, respectively. In the opinion of our management, this unaudited information has been prepared on substantially the same basis as the consolidated financial statements appearing elsewhere in this annual report and includes all adjustments (consisting of normal recurring adjustments) necessary to present fairly the unaudited consolidated quarterly data. The unaudited consolidated quarterly data should be read in conjunction with the audited consolidated financial statements and notes thereto appearing elsewhere in this annual report. The results of any quarter are not necessarily indicative of results for any future period.

QUARTER ENDED*	Dec. 31, 2004	Sept. 30, 2004	June 30, 2004	Mar. 31, 2004	Dec. 31, 2003	Sept. 30, 2003	June 30, 2003	Mar. 31, 2003
(in thousands, except per share data)								
Revenues								
Net trading revenue	$ 53,122	$ 35,907	$ 61,235	$100,728	$ 82,824	$ 86,070	$ 74,738	$ 47,305
Commissions and fees	72,206	58,599	68,569	76,638	54,827	41,788	38,288	28,244
Asset management fees	48,814	6,805	8,107	13,932	20,917	12,994	9,766	14,226
Interest and dividends, net	1,819	1,199	772	858	1,113	926	782	837
Investment income and other	9,618	(692)	1,354	6,164	10,978	7,577	4,392	7,317
Total revenues	185,579	101,818	140,037	198,320	170,659	149,355	127,966	97,929
Expenses								
Employee compensation and benefits	76,086	50,109	53,250	65,104	56,363	58,283	48,355	43,860
Execution and clearance fees	23,301	22,043	28,682	37,762	31,980	25,682	24,042	20,954
Payments for order flow	9,215	4,555	9,843	13,018	10,175	9,453	7,016	5,534
Soft dollar and commission recapture expense	15,796	14,309	14,237	15,776	6,247	1,463	1,608	667
Communications and data processing	7,313	7,867	6,963	6,754	6,655	6,408	7,042	7,886
Depreciation and amortization	3,325	3,338	3,511	3,871	4,181	4,378	4,999	5,643
Occupancy and equipment rentals	3,781	3,982	4,401	4,435	4,169	4,101	4,543	4,079
Professional fees	3,357	4,258	3,951	3,353	1,980	1,657	3,646	3,710
Business development	2,347	2,054	1,825	2,043	2,190	1,342	1,767	1,861
Writedown of assets and lease loss accrual	312	874	2,624	–	(205)	–	–	16,713
Regulatory charges and related matters	142	–	79,200	–	–	–	–	–
Other	2,725	(820)	2,190	2,750	4,118	3,165	1,674	2,196
Total expenses	147,700	112,569	210,677	154,866	127,853	115,932	104,692	113,103
Income (loss) from continuing operations before income taxes	37,879	(10,751)	(70,640)	43,454	42,806	33,423	23,274	(15,174)
Income tax expense (benefit)	15,284	(4,281)	(19,059)	17,507	16,475	13,622	9,307	(6,631)
Net income (loss) from continuing operations	22,595	(6,470)	(51,581)	25,947	26,331	19,801	13,967	(8,543)
Income (loss) from discontinued operations, net of tax	85,954	5,344	3,737	5,868	(16,364)	3,802	824	(1,291)
Net income (loss)	$108,549	$ (1,126)	$ (47,844)	$ 31,815	$ 9,967	$ 23,603	$ 14,791	$ (9,834)
Earnings per share from continuing operations	$ 0.20	$ (0.06)	$ (0.46)	$ 0.21	$ 0.22	$ 0.17	$ 0.12	$ (0.07)
Earnings per share from discontinued operations	$ 0.74	$ 0.05	$ 0.03	$ 0.05	$ (0.14)	$ 0.03	$ 0.01	$ (0.01)
Earnings per share	$ 0.94	$ (0.01)	$ (0.42)	$ 0.26	$ 0.08	$ 0.20	$ 0.13	$ (0.09)

*Certain prior quarter amounts have been reclassified to conform to current year presentation.

Consolidated Statements of Financial Condition

DECEMBER 31,	2004	2003
Assets		
Cash and cash equivalents	$ 445,539,282	$ 249,997,693
Securities owned, held at clearing brokers, at market value	254,473,209	201,238,570
Receivable from brokers and dealers	244,881,065	205,019,632
Receivable from discontinued operations	-	43,529,819
Investment in Deephaven sponsored funds	215,329,959	197,605,068
Fixed assets and leasehold improvements, at cost, less accumulated depreciation and amortization of $99,856,436 in 2004 and $88,947,120 in 2003	54,024,186	28,741,113
Strategic investments	29,266,796	20,496,876
Goodwill	19,182,248	16,665,074
Intangible assets, less accumulated amortization of $653,472 in 2004 and $48,000 in 2003	11,546,528	11,952,000
Assets within discontinued operations	-	2,938,222,972
Other assets	117,305,578	87,879,509
Total assets	$1,391,548,851	$4,001,348,326
Liabilities and Stockholders' Equity		
Liabilities		
Securities sold, not yet purchased, at market value	$ 221,420,569	$ 173,118,793
Payable to brokers and dealers	88,480,788	26,813,012
Accrued compensation expense	123,664,383	94,224,406
Liabilities within discontinued operations	-	2,851,696,563
Accrued expenses and other liabilities	103,485,220	65,363,774
Total liabilities	537,050,960	3,211,216,548
Commitments and contingent liabilities (Notes 12 and 18)		
Stockholders' equity		
Class A Common Stock, $0.01 par value, 500,000,000 shares authorized; 133,965,513 shares issued and 113,295,191 shares outstanding at December 31, 2004 and 128,187,060 shares issued and 115,110,555 shares outstanding at December 31, 2003	1,339,655	1,281,871
Additional paid-in capital	427,451,712	370,897,405
Retained earnings	590,448,783	499,056,756
Treasury stock, at cost; 20,670,322 shares at December 31, 2004 and 13,076,505 shares at December 31, 2003	(147,636,413)	(68,795,258)
Unamortized stock-based compensation	(17,105,846)	(12,308,996)
Total stockholders' equity	854,497,891	790,131,778
Total liabilities and stockholders' equity	$1,391,548,851	$4,001,348,326

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Operations

FOR THE YEARS ENDED DECEMBER 31,	2004	2003	2002
Revenues			
Net trading revenue	$250,992,997	$290,937,517	$269,323,042
Commissions and fees	276,010,852	163,147,122	75,599,328
Asset management fees	77,658,193	57,903,057	34,510,111
Interest and dividends, net	4,647,059	3,657,050	5,356,950
Investment income and other	16,441,253	30,264,016	13,199,010
Total revenues	625,750,354	545,908,762	397,988,441
Expenses			
Employee compensation and benefits	244,549,546	206,860,453	169,044,065
Execution and clearance fees	111,787,940	102,658,908	85,917,235
Soft dollar and commission recapture expense	60,117,556	9,985,651	7,372,037
Payments for order flow	36,632,317	32,178,913	36,306,418
Communications and data processing	28,896,451	27,991,441	31,077,207
Depreciation and amortization	14,045,623	19,201,293	26,488,123
Occupancy and equipment rentals	16,599,072	16,892,380	21,671,223
Professional fees	14,914,772	10,993,116	16,383,570
Business development	8,268,973	7,159,726	6,852,300
International charges	–	–	31,220,875
Writedown of assets and lease loss accrual	3,810,453	16,507,981	15,422,860
Regulatory charges and related matters	79,341,732	–	–
Other	6,844,285	11,151,856	13,769,972
Total expenses	625,808,720	461,581,718	461,525,885
(Loss) income from continuing operations before income taxes	(58,366)	84,327,044	(63,537,444)
Income tax expense (benefit)	9,453,398	32,785,722	(20,081,374)
(Loss) income before minority interest and discontinued operations	(9,511,764)	51,541,322	(43,456,070)
Minority interest in losses of consolidated subsidiaries	–	–	5,100,497
Net (loss) income from continuing operations	(9,511,764)	51,541,322	(38,355,573)
Income (loss) from discontinued operations, net of tax	100,903,791	(13,016,202)	(4,886,091)
Net income (loss)	$ 91,392,027	$ 38,525,120	$ (43,241,664)
Basic earnings per share from continuing operations	$ (0.08)	$ 0.46	$ (0.32)
Diluted earnings per share from continuing operations	$ (0.08)	$ 0.44	$ (0.32)
Basic earnings per share from discontinued operations	$ 0.90	$ (0.12)	$ (0.04)
Diluted earnings per share from discontinued operations	$ 0.86	$ (0.11)	$ (0.04)
Basic earnings per share	$ 0.81	$ 0.34	$ (0.36)
Diluted earnings per share	$ 0.78	$ 0.33	$ (0.36)
Shares used in basic earnings per share	112,423,158	112,023,419	120,771,786
Shares used in *diluted* earnings per share	117,636,085	117,749,743	120,771,786

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Stockholders' Equity

	Class A Common Stock	
FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004	Shares	Amount
Balance, January 1, 2002	124,158,570	$1,241,586
Net Loss	–	–
Translation adjustment arising during period, net of taxes	–	–
Total comprehensive income		
Common stock repurchased	–	–
Stock options exercised	57,250	573
Income tax benefit – stock awards exercised	–	–
Stock-based compensation	489,467	4,894
Change in ownership of minority investors	–	–
Balance, December 31, 2002	124,705,287	1,247,053
Net Income, less loss on translation adjustment	–	–
Loss recognized on translation adjustment, net of taxes	–	–
Total comprehensive income		
Common stock repurchased	–	–
Stock options exercised	2,598,861	25,989
Income tax benefit – stock awards exercised	–	–
Stock-based compensation	882,912	8,829
Balance, December 31, 2003	128,187,060	1,281,871
Net Income	–	–
Common stock repurchased	–	–
Stock options exercised	4,527,202	45,272
Income tax benefit – stock awards exercised	–	–
Stock-based compensation	1,251,251	12,512
Balance, December 31, 2004	133,965,513	$1,339,655

The accompanying notes are an integral part of these consolidated financial statements.

Treasury Stock Shares	Treasury Stock Amount	Additional Paid-In Capital	Retained Earnings	Unamortized Stock-based Compensation	Other Comprehensive Income	Total
–	$ –	$335,796,119	$504,472,861	$ (672,763)	$(6,581,379)	$834,256,424
–	–	–	(43,241,664)	–	–	(43,241,664)
–	–	–	–	–	3,212,494	3,212,494
			(43,241,664)		3,212,494	(40,029,170)
(7,975,723)	(41,237,968)	–	–	–	–	(41,237,968)
–	–	410,615	–	–	–	411,188
–	–	98,645	–	–	–	98,645
1,128,256	5,814,676	2,967,013	(690,197)	(6,118,770)	–	1,977,616
–	–	939,034	–	–	–	939,034
(6,847,467)	(35,423,292)	340,211,426	460,541,000	(6,791,533)	(3,368,885)	756,415,769
–	–	–	41,894,005	–	–	41,894,005
–	–	–	(3,368,885)	–	3,368,885	–
			38,525,120		3,368,885	41,894,005
(6,413,521)	(34,297,186)	–	–	–	–	(34,297,186)
–	–	14,977,298	–	–	–	15,003,287
–	–	7,433,289	–	–	–	7,433,289
184,483	925,220	8,275,392	(9,364)	(5,517,463)	–	3,682,614
(13,076,505)	(68,795,258)	370,897,405	499,056,756	(12,308,996)	–	790,131,778
–	–	–	91,392,027	–	–	91,392,027
(7,344,500)	(78,841,155)	–	–	–	–	(78,841,155)
–	–	27,163,276	–	–	–	27,208,548
–	–	11,392,768	–	–	–	11,392,768
(249,317)	–	17,998,263	–	(4,796,850)	–	13,213,925
(20,670,322)	$(147,636,413)	$427,451,712	$590,448,783	$(17,105,846)	$ –	$854,497,891

Consolidated Statements of Cash Flows

FOR THE YEARS ENDED DECEMBER 31,	2004	2003	2002
Cash flows from operating activities			
Net income (loss)	$ 91,392,027	$ 38,525,120	$ (43,241,664)
Income (loss) from discontinued operations, net of taxes	100,903,791	(13,016,202)	(4,886,091)
(Loss) income from continuing operations, net of taxes	(9,511,764)	51,541,322	(38,355,573)
Adjustments to reconcile (loss) income from continuing operations, net of taxes to net cash provided by operating activities			
Depreciation and amortization	14,045,623	19,201,293	26,488,123
Income tax benefit on stock awards exercised	11,392,768	7,433,289	98,645
Stock-based compensation	10,003,722	2,787,656	1,977,618
Deferred income taxes	(8,314,351)	(1,272,126)	(3,614,441)
Writedown of assets and lease loss accrual	3,810,453	16,507,981	15,422,860
International charges	–	–	31,220,875
Minority interest in losses of consolidated subsidiaries	–	–	(5,100,496)
(Increase) decrease in operating assets			
Securities owned	(53,234,639)	(57,861,893)	273,713,668
Receivable from brokers and dealers	(39,861,433)	(142,691,409)	254,262,595
Receivable from discontinued operations	43,529,819	34,519,958	(34,467,466)
Other assets	(11,535,788)	16,042,436	(46,398,279)
Increase (decrease) in operating liabilities			
Securities sold, not yet purchased	48,301,776	88,403,414	(259,192,739)
Payable to brokers and dealers	61,667,776	(2,121,212)	(169,653,917)
Accrued compensation expense	29,029,978	43,755,914	732,751
Accrued expenses and other liabilities	(13,206,974)	3,656,391	(5,926,875)
Net cash provided by operating activities	86,116,966	79,903,014	41,207,349
Cash flows from investing activities			
Proceeds from sale of Derivative Markets business	230,380,605	–	–
Purchases of fixed assets and leasehold improvements	(40,115,585)	(6,282,808)	(9,611,184)
Investment in Deephaven sponsored funds	(17,724,890)	(48,917,063)	(97,768,807)
Purchases, net of proceeds, from strategic investments	(8,967,094)	(2,604,114)	1,324,993
Purchase of business, net of cash acquired	–	(11,373,570)	–
Net cash provided by (used in) investing activities	163,573,036	(69,177,555)	(106,054,998)
Cash flows from financing activities			
Stock options exercised	27,192,742	14,865,537	411,188
Cost of common stock repurchased	(78,841,155)	(34,297,186)	(41,237,968)
Purchase of shares from minority investors in Knight Roundtable Europe Limited	(2,500,000)	–	–
Net cash used in financing activities	(54,148,413)	(19,431,649)	(40,826,780)
Increase (decrease) in cash and cash equivalents	195,541,589	(8,706,190)	(105,674,429)
Net cash provided by (used in) discontinued operations	–	22,074,708	(2,249,266)
Cash and cash equivalents at beginning of the year	249,997,693	236,629,175	344,552,870
Cash and cash equivalents at end of the year	$445,539,282	$ 249,997,693	$ 236,629,175
Supplemental disclosure of cash flow information:			
Cash paid for interest	$ 339,231	$ 123,893	$ 242,671
Cash paid for income taxes	$ 26,917,732	$ 21,391,344	$ 12,379,867
Supplemental disclosure of noncash investing activities:			
Goodwill		$ 869,583	
Intangible assets		11,300,000	
Other assets		5,714,261	
Receivable from brokers and dealers		6,497,124	
Accrued compensation expense		(2,280,533)	
Other net liabilities		(10,726,865)	
Cash paid for purchase of business, net of cash acquired		$ 11,373,570	

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 | Organization and Description of the Business

Knight Trading Group, Inc. and its subsidiaries (the "Company") have two operating business segments, Equity Markets and Asset Management, and a Corporate segment. The Company's operating business segments from continuing operations comprise the following operating subsidiaries:

Asset Management

- Deephaven Capital Management LLC ("Deephaven") is the investment manager and sponsor of the Deephaven investment funds (the "Deephaven Funds"). Deephaven also has a U.K. registered broker-dealer subsidiary, which is regulated by the Financial Services Authority ("FSA") in the U.K.

Equity Markets

- Knight Equity Markets, L.P. ("KEM") operates as a market maker in over-the-counter ("OTC") equity securities, primarily those traded in the Nasdaq stock market and on the OTC Bulletin Board ("OTCBB"). Additionally, in December 2003, KEM acquired the business of Donaldson & Co., Incorporated ("Donaldson"), a firm that offers soft dollar and commission recapture services. KEM is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"), the National Stock Exchange and the Pacific Stock Exchange.

- Knight Capital Markets LLC ("KCM") operates as a market maker in the Nasdaq Intermarket™, the over-the-counter market for New York Stock Exchange ("NYSE") and American Stock Exchange ("AMEX") listed securities. KCM is a broker-dealer registered with the SEC and is a member of the NASD.

- Knight Equity Markets International Limited ("KEMIL") is a U.K. registered broker-dealer that provides execution services for European institutional and broker-dealer clients in U.S. and European equities. KEMIL is regulated by the FSA and is a member of the London Stock Exchange.

For segment reporting purposes, corporate overhead expenses, which primarily consists of compensation for certain senior executives and other individuals employed at the corporate holding company, legal and other professional expenses relating to corporate matters, investor and public relations expenses and directors' and officers' insurance, and investment income earned on strategic investments and the corporate investment in the Deephaven Funds are included within the Corporate business segment.

Discontinued Operations

The Company completed the sale of its Derivative Markets business to Citigroup Financial Products Inc. ("Citigroup") for approximately $237 million in cash as of the close of business on December 9, 2004. The final purchase price is subject to adjustment based on the final determination of the book value of the Derivative Markets business at the time the deal closed. In accordance with generally accepted accounting principles ("GAAP"), the results of the Derivative Markets segment have been included within discontinued operations for all periods presented. For a further discussion of the sale of the Company's Derivative Markets business and its associated accounting treatment, see Footnote 10 "Discontinued Operations."

NOTE 2 | Significant Accounting Policies

Basis of consolidation and form of presentation

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany transactions and balances have been eliminated.

Certain prior year amounts have been reclassified to conform to the current year presentation.

Cash and cash equivalents

Cash and cash equivalents include money market accounts, which are payable on demand, or short-term investments with an original maturity of less than 30 days. The carrying amount of such cash equivalents approximates their fair value due to the short-term nature of these instruments.

Market-making activities

Securities owned and securities sold, not yet purchased, which primarily consist of listed and OTC equities, are carried at market value and are recorded on a trade date basis. Net trading revenue (trading gains, net of trading losses) and commissions (which includes commission equivalents earned on institutional client orders) and related expenses are also recorded on a trade date basis. In 2004, the Company changed its classification of certain transaction-related regulatory fees. These fees are now included within Execution and clearance fees. In prior periods, these fees were netted within Net trading revenue. The transaction-related regulatory fees were $18.3 million, $23.0 million and $13.9 million in 2004, 2003 and 2002, respectively. The Company also changed the classification of revenues from transactions that generate commission equivalents from inclusion in Net trading revenues to inclusion in Commissions and fees as commission equivalents are similar in

nature to commissions on agency transactions. Commission equivalents for 2004, 2003 and 2002 were $140.2 million, $116.8 million and $50.4 million, respectively. As a result of these changes, prior period amounts have been reclassified to conform to current period presentation.

Payments for order flow represent payments to broker-dealer clients for directing their order executions to the Company. Soft dollar and commission recapture expense represents payments to institutions in connection with soft dollar and commission recapture programs. The Company's clearing agreements call for payment or receipt of interest income, net of interest expense, for facilitating the settlement and financing of securities transactions.

Asset management fees

The Company earns asset management fees for sponsoring and managing the Deephaven Funds. Such fees are recorded monthly as earned and are calculated as a percentage of the Deephaven Funds' monthly net assets, plus a percentage of a new high net asset value (the "Incentive Allocation Fee"), as defined, for any six-month period ended June 30th or December 31st. A new high net asset value is generally defined as the amount by which the net asset value of the Deephaven Funds exceeds the greater of either the highest previous net asset value in the Deephaven Funds or the net asset value at the time each investor made a purchase. The Incentive Allocation Fee may increase or decrease during the year based on the performance of the Deephaven Funds. If Deephaven's Market Neutral Master Fund, which contains the majority of assets under management, recognizes a loss in the second half of a calendar year, the Incentive Allocation Fee is recalculated on an annual rather than a semi-annual basis. As such, the Incentive Allocation Fee may be negative for certain periods, but not lower than zero on a year-to-date basis.

Estimated fair value of financial instruments

The Company's securities owned and securities sold, not yet purchased are carried at market value, which is estimated using market quotations available from major securities exchanges, clearing brokers and dealers. Management estimates that the fair values of other financial instruments recognized on the Consolidated Statements of Financial Condition (including receivables, payables and accrued expenses) approximate their carrying values, as such financial instruments are short-term in nature, bear interest at current market rates or are subject to frequent repricing.

Accounting for derivatives

The Company's derivative financial instruments, primarily comprising listed options and futures, are all held for trading purposes and are carried at market value. These financial instruments primarily related to the Company's Derivative Markets business and are included in Assets and Liabilities within Discontinued Operations on the Consolidated Statements of Financial Condition.

Goodwill and intangible assets

The Company applies the provisions of Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets*, which requires that goodwill and intangible assets with an indefinite useful life no longer be amortized, but instead, be tested for impairment annually or when an event occurs or circumstances change that signify the existence of impairment. Other intangible assets are amortized on a straight-line basis over their useful lives.

Strategic investments

Strategic investments include equity ownership interests of less than 20% in financial services-related businesses and are accounted for under the equity method or at fair value. The equity method of accounting is used for investments in limited partnerships and limited liability corporations. Investments that are classified as available for sale, which include the Company's investments in Nasdaq and the International Securities Exchange ("ISE"), are reported at fair value with unrealized gains and losses excluded from earnings and reported, net of applicable taxes, within Additional paid-in capital on the Consolidated Statements of Financial Condition. The fair value of investments for which a quoted market or dealer price is not available for the size of the Company's investment, is based on management's estimate. Among the factors considered by management in determining the fair value of investments are the cost of the investment, terms and liquidity, developments since the acquisition of the investment, the sales price of recently issued securities, the financial condition and operating results of the issuer, earnings trends and consistency of operating cash flows, the long-term business potential of the issuer, the quoted market price of securities with similar quality and yield that are publicly traded, and other factors generally pertinent to the valuation of investments. The fair value of these investments is subject to a high degree of volatility and may be susceptible to significant fluctuations in the near term. The valuations of strategic investments are reviewed by management on an ongoing basis.

Minority interest

Minority interest represented minority owners' share of net income or losses and equity in the Company's majority-owned consolidated subsidiaries.

Treasury stock
The Company records its purchases of treasury stock at cost as a separate component of Stockholders' equity. The Company obtains treasury stock through purchases in the open market or through privately negotiated transactions.

Foreign currencies
The functional currency of the Company's consolidated foreign subsidiaries is the U.S. dollar. Assets and liabilities in foreign currencies are translated into U.S. dollars using current exchange rates at the date of the Consolidated Statements of Financial Condition. Revenues and expenses are translated at average rates during the periods. Gains or losses resulting from foreign currency transactions are included in Investment income and other on the Company's Consolidated Statements of Operations. Prior to its liquidation, Knight Securities Japan's ("KSJ") functional currency was the Japanese yen. The foreign exchange gains and losses resulting from the translation of the financial statements of KSJ were included within a separate component of Stockholders' equity until KSJ's liquidation. As discussed in Footnote 10 "Discontinued Operations," in the second quarter of 2003, KSJ ceased its operations, and its results, including the effects of translation, are included with Income (loss) from discontinued operations, net of tax on the Consolidated Statements of Operations.

Depreciation, amortization and occupancy
Fixed assets are being depreciated on a straight-line basis over their estimated useful lives of three to seven years. Leasehold improvements are being amortized on a straight-line basis over the shorter of the life of the related office lease or the expected useful life of the assets. The Company records rent expense on a straight-line basis over the lives of the leases. The Company capitalizes certain costs associated with the acquisition or development of internal-use software and amortizes the software over its estimated useful life of three years, commencing at the time the software is placed in service.

Writedown of fixed assets
Writedowns of fixed assets are recognized when it is determined that the fixed assets are no longer actively used and are determined to be impaired. The amount of the impairment writedown is determined by the difference between the carrying amount and the fair value of the fixed asset. In determining the impairment, an estimated fair value is obtained through research and inquiry of the market. Fixed assets are reviewed for impairment on a quarterly basis.

Lease loss accrual
It is the Company's policy to identify excess real estate capacity and where applicable, accrue for such future costs. In determining the accrual, a nominal cash flow analysis is performed for lease losses initiated prior to December 31, 2002, the effective date of SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities* (which requires the accrual of future costs to be made using a discounted cash flow analysis for lease losses initiated after such date), and costs related to the excess capacity are accrued.

Income taxes
The Company records deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse. Deferred tax assets and liabilities are included in Other assets and Accrued expenses and other liabilities, respectively, on the Consolidated Statements of Financial Condition.

Discontinued operations
In accordance with SFAS No. 144, *Accounting for the Disposal of Long-Lived Assets*, all of the assets and liabilities within a separate business segment or reporting unit that has been disposed of through closure or sale, or is classified as held for sale, are disclosed separately as Assets or Liabilities within discontinued operations on the Statements of Financial Condition for all periods presented. The assets and liabilities are deemed to be held for sale upon management's approval and commitment to a plan to dispose of or sell the business segment or reporting unit. Also, the revenues and expenses associated with these business segments or reporting units are included within Income (loss) from discontinued operations, net of tax, on the Statements of Operations for all periods presented. Additionally, in accordance with the provisions of SFAS 144, the Company ceases amortizing long-lived assets while they are classified as held for sale.

Stock-based compensation
The Company applies Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB 25"), and related interpretations in accounting for its stock option plans. As options are granted at the then market value, no compensation expense has been recognized for the fair values of the options granted to employees.

Had compensation expense for the Company's options been determined based on the fair value at the grant dates in accordance with SFAS No. 123, *Accounting for Stock-Based Compensation*, the Company's net income and earnings per share amounts for the years ended December 31, 2004, 2003 and 2002, respectively, would have been as follows (in millions, except per share data):

	2004	2003	2002
Net income (loss), as reported	**$91.4**	$38.5	$(43.2)
Pro forma compensation expense determined under fair value based method, net of tax	**(6.7)**	(9.4)	(12.6)
Pro forma net income (loss)	**84.7**	29.1	(55.8)
Basic earnings per share, as reported	**0.81**	0.34	(0.36)
Diluted earnings per share, as reported	**0.78**	0.33	(0.36)
Pro forma basic earnings per share	**0.75**	0.26	(0.46)
Pro forma diluted earnings per share	**0.72**	0.25	(0.46)

The fair value of each option granted is estimated as of its respective grant date using the Black-Scholes option-pricing model with the following assumptions:

	2004	2003	2002
Dividend yield	**0.0%**	0.0%	0.0%
Expected volatility	**40%**	65%	65%
Risk-free interest rate	**3.8%**	3.0%	3.0%
Expected life (in years)	**4**	4	4

The Company records the fair market value of restricted awards on the date of grant as unamortized stock-based compensation in Stockholders' equity and amortizes the balance to compensation expense ratably over the vesting period.

Other

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

NOTE 3 | Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased are carried at market value and consist of the following (in millions):

DECEMBER 31,	2004	2003
Securities owned:		
Equities	**$245.5**	$190.0
U.S. government obligations	**9.0**	11.2
	$254.5	$201.2
Securities sold, not yet purchased:		
Equities	**$221.4**	$173.1
	$221.4	$173.1

NOTE 4 | Receivable from/Payable to Brokers and Dealers

At December 31, 2004 and 2003, amounts receivable from and payable to brokers and dealers consisted of the following (in millions):

DECEMBER 31,	2004	2003
Receivable:		
Clearing brokers	**$141.0**	$180.9
Securities failed to deliver	**64.5**	19.5
Securities borrowed	**35.0**	1.5
Other	**4.4**	3.0
	$244.9	$205.0
Payable:		
Clearing brokers	**$ 47.7**	$ 15.0
Securities failed to receive	**40.7**	11.6
Other	**0.1**	0.1
	$ 88.5	$ 26.8

In 2004, the Company established a full reserve of $6.5 million against a receivable from a trading counterparty related to a trading dispute. This dispute is now the subject of an NASD arbitration claim filed by KEM, as well as a declaratory judgment action by a customer of the counterparty.

NOTE 5 | Goodwill and Intangible Assets

The Company adopted the provisions of SFAS No. 142 *Goodwill and Other Intangible Assets as of January 1, 2002*. This statement established new standards for accounting for goodwill and intangible assets acquired outside of, and subsequent to, a business combination. Under the new standards, goodwill and intangible assets with indefinite useful lives are no longer being amortized, but are tested for impairment annually or when an event occurs or circumstances change that signify the existence of impairment. As part of the test for impairment, the Company considers the profitability of the respective segment or reporting unit, an assessment of the fair value of the respective segment or reporting unit as well as the overall market value of the Company compared to its net book value.

In June 2004, the Company tested for the impairment of goodwill and intangible assets and concluded that there was no impairment. The goodwill balance of $19.2 million at December 31, 2004, related to the Equity Markets segment. Goodwill is net of accumulated amortization of $21.9 million recorded through December 31, 2001, the effective date the Company adopted SFAS No. 142. In the first half of 2004, the Company acquired all of the ownership interests of the minority owners of Knight Roundtable Europe Limited ("KREL") (which is the Company's subsidiary that owns KEMIL) for $2.5 million, which was recorded as goodwill and is attributable to the Equity Markets business segment.

At December 31, 2004, the Company had intangible assets, net of accumulated amortization, of $11.5 million, all included within the Equity Markets business segment. Substantially all of the intangible assets, net of accumulated amortization, of $11.4 million, resulted from the purchase of the business of Donaldson and primarily represent customer relationships. The carrying value of these intangible assets is being amortized over the remaining useful lives, which have been determined to range from five to thirty years.

In 2004, the Company recorded amortization expense from continuing operations, related to its intangible assets of $605,000. The estimated amortization expense relating to the intangible assets for each of the next five years approximates $620,000 for the next four years and $558,000 in the fifth year.

The chart below summarizes the activity of the Company's Goodwill and Intangible assets, net of accumulated amortization, from continuing operations, for 2003 and 2004 (in millions):

	Equity Markets	
	Goodwill	Intangible Assets
Balance at January 1, 2003	$13.1	$ –
Purchase of Donaldson	3.6	12.0
Amortization expense	–	(0.0)
Balance at December 31, 2003	16.7	12.0
Purchase of shares from minority investors in KREL and other intangibles	2.5	0.2
Amortization expense	–	(0.6)
Balance at December 31, 2004	$19.2	$11.5

NOTE 6 | Investment in Deephaven Sponsored Funds and Strategic Investments

The Company's subsidiary, Deephaven, is the investment manager and sponsor of the Deephaven Funds, which engage in various trading strategies involving equities, debt instruments and derivatives. The underlying investments in the Deephaven Funds are carried at market value. Of the $3.6 billion of assets under management in the Deephaven Funds as of December 31, 2004, the Company had an investment of $215.3 million. On January 1, 2005, the Company invested an additional $100 million into the Deephaven Funds. Additionally, Other assets on the Consolidated Statements of Financial Condition at December 31, 2004 and December 31, 2003 included $19.9 million and $3.5 million, respectively, of investments in the Deephaven Funds related to employee deferred compensation plans. In addition, certain officers, directors and employees of the Company had direct investments of approximately $5.2 million in the Deephaven Funds, in the aggregate, as of December 31, 2004.

Strategic investments, which primarily include the Company's investments in Nasdaq and the ISE, are reviewed on an ongoing basis to ensure that the fair values of the investment have not been impaired. In accordance with this policy, the Company wrote down its investment in Nasdaq, to fair value, resulting in an impairment charge of $6.8 million in the first quarter of 2003.

NOTE 7 | Significant Clients

The Company considers significant clients to be clients who account for 10% or more of the total U.S. equity dollar value traded by the Company during the period. One customer accounted for approximately 11.8% of the Company's U.S. equity dollar value traded. Payments for order flow to this firm for U.S. equity order flow amounted to $19.8 million during 2004.

The Company's corporate investment in the Deephaven Funds of $215.3 million accounted for 6.0% of total assets under management as of December 31, 2004. One institutional investor accounted for more than 10% of the Deephaven Funds' assets under management, with 13.2% as of December 31, 2004.

NOTE 8 | International Charges

No charges related to continuing international operations were incurred during 2004 and 2003. During 2002, the Company incurred charges of $31.2 million related to its continuing international businesses primarily due to the reduction of its European operations including the closure of its European market-making operations. The charges consisted of $13.1 million related to the writedown of our investments in Nasdaq Europe, $7.4 million related to the writedown of fixed assets that are no longer actively used, $6.4 million related to contract settlements and terminations, $4.2 million related to the writedown of excess real estate capacity and $0.1 million related to other charges.

NOTE 9 | Writedown of Assets and Lease Loss Accrual

Writedown of assets and lease loss accrual from continuing operations during 2004, 2003 and 2002 were $3.8 million, $16.5 million and $15.4 million, respectively. The charges in 2004 consist of $3.8 million of costs associated with excess real estate capacity.

The charges in 2003 primarily consist of $9.6 million of lease loss accruals related to costs associated with excess real estate capacity, primarily in Jersey City, NJ, and $6.8 million related to the writedown of our strategic investment in Nasdaq to fair value.

The charges in 2002 consist of $8.9 million related to costs associated with excess real estate capacity, $3.6 million related to the writedown of fixed assets that are no longer actively used and $2.9 million related to the writedown of impaired strategic investments to fair value.

NOTE 10 | Discontinued Operations

Derivative Markets

The Company completed the sale of its Derivative Markets business to Citigroup for approximately $237 million in cash as of the close of business on December 9, 2004. The final purchase price is subject to adjustment based on the final determination of the book value of the Derivative Markets business at the time the deal closed. The decision to sell the Derivative Markets business was based on a review of the overall options industry, the capital and risk required to maintain this business successfully and the business' role in the Company's long-term strategy.

In accordance with SFAS No. 144, *Accounting for the Disposal of Long-Lived Assets*, all of the assets and liabilities within Derivative Markets designated as "held for sale" are disclosed separately as Assets or Liabilities within discontinued operations on the Statements of Financial Condition for 2003. Additionally, the revenues and expenses associated with these businesses as well as all costs associated with the sale transaction have been included in Income (loss) from discontinued operations, net of tax on the Consolidated Statements of Operations for all periods presented. For the year ended December 31, 2004, the net gain on the sale of the Derivative Markets business of $80.0 million is included in Income (loss) from discontinued operations, net of tax.

Equity Markets–Knight Securities Japan

On March 31, 2003, the Company and its joint venture partner, Nikko Cordial Group, announced that KSJ would cease its operations. KSJ's business plan was significantly impaired due to changes in market structure, the withdrawal of Nasdaq Japan, poor market conditions and limited market-making opportunities in Japan. As a result, trading operations ceased at KSJ on May 2, 2003. After the cessation of trading, the parties liquidated KSJ, and all charges related to this liquidation were incurred during the second quarter of 2003.

The revenues and results of operations of the discontinued operations for 2004, 2003 and 2002 are summarized as follows (in millions):

	2004
	Derivative Markets
Revenues	$176.8
Pre-tax income from discontinued operations, before sale of business	35.5
Pre-tax gain on sale of Derivative Markets business, net of transaction-related costs	128.5
Pre-tax income from discontinued operations	164.0
Income tax expense	63.1
Income from discontinued operations, net of tax	$100.9

	2003		
	Derivative Markets	Equity Markets (KSJ)	Total
Revenues	$147.1	$ 0.9	$148.1
Pre-tax (loss) from discontinued operations before minority interest	(17.4)	(16.1)	(33.6)
Minority interest in losses of KSJ	–	6.5	6.5
Pre-tax (loss) from discontinued operations	(17.4)	(9.7)	(27.1)
Income tax (benefit)	(6.5)	(7.6)	(14.1)
(Loss) from discontinued operations, net of tax	$ (10.9)	$ (2.1)	$ (13.0)

	2002		
	Derivative Markets	Equity Markets (KSJ)	Total
Revenues	$139.5	$ 4.5	$144.0
Pre-tax (loss) from discontinued operations before minority interest	(0.4)	(9.9)	(10.3)
Minority interest in losses of KSJ	–	3.9	3.9
Pre-tax (loss) from discontinued operations	(0.4)	(5.9)	(6.3)
Income tax (benefit)	(1.4)	–	(1.4)
Income (loss) from discontinued operations, net of tax	$ 1.0	$ (5.9)	$ (4.9)

The Loss from discontinued operations, net of tax for 2003 includes $7.6 million in income tax benefits related to cumulative losses at KSJ. As tax benefits could not be recognized until there were offsetting profits or the commencement of the liquidation process, no tax benefit had previously been accrued. Additionally, included in the loss from the Derivative Markets business in 2003 is $18.5 million, net of tax, in charges primarily related to the impairment of intangible assets.

The Consolidated Statements of Financial Condition include Assets within discontinued operations and Liabilities within discontinued operations. The net balance of these items represents the adjusted book value of the discontinued operations in accordance with the sale of the Derivative Markets business. The major asset and liability classes included within these categories at December 31, 2003 are as follows (in millions):

DECEMBER 31,	2003
Cash and cash equivalents	$ 12.2
Securities owned, held at clearing brokers, at market value	2,823.9
Receivable from brokers and dealers	64.8
Other assets	37.3
Total assets within discontinued operations	$2,938.2
Securities sold, not yet purchased	$2,485.0
Payable to Knight Trading Group	43.5
Accrued compensation expense	22.4
Payable to brokers and dealers	286.9
Accrued expenses and other liabilities	13.8
Total liabilities within discontinued operations	$2,851.7

NOTE 11 | Fixed Assets and Leasehold Improvements

Fixed assets and leasehold improvements comprise the following (in millions):

DECEMBER 31,	Depreciation Period	2004	2003
Computer hardware and software	3 years	**$ 90.1**	$ 80.2
Leasehold improvements	Life of Lease	**45.5**	16.8
Telephone systems	5 years	**7.6**	5.6
Furniture and fixtures	7 years	**7.0**	5.9
Trading systems	5 years	**1.8**	1.8
Equipment	5 years	**1.8**	7.4
		153.9	117.7
Less–Accumulated depreciation and amortization		**99.9**	88.9
		$ 54.0	$ 28.7

NOTE 12 | Commitments and Contingent Liabilities

In the ordinary course of business, the nature of the Company's business subjects it to claims, lawsuits, regulatory examinations and other proceedings. The results of these matters cannot be predicted with certainty. There can be no assurance that these matters will not have a material adverse effect on the Company's results of operations in any future period and a material judgment could have a material adverse impact on the Company's financial condition and results of operations. However, it is the opinion of management, after consultation with legal counsel that, based on information currently available, the ultimate outcome of these matters will not have a material adverse impact on the business, financial condition, operating results or liquidity of the Company although they might be material to operating results for any particular period, depending, in part, upon operating results for that period.

The Company leases office space under noncancelable operating leases. The office leases contain certain escalation clauses whereby the rental commitments may be increased if certain conditions are satisfied and specify yearly adjustments to the lease amounts based on annual adjustments to the Consumer Price Index. Rental expense, from continuing operations, under the office leases was $9.8 million, $9.5 million and $13.0 million in 2004, 2003 and 2002, respectively, and is included in Occupancy and equipment rentals on the Consolidated Statements of Operations.

The Company leases certain computer and other equipment under noncancelable operating leases. In addition, the Company has entered into guaranteed employment contracts with certain of its employees. As of December 31, 2004, future minimum rental commitments under all noncancelable office, computer and equipment leases ("Operating Leases"), and guaranteed employment contracts longer than one year ("Other Obligations") were as follows (in millions):

Lease & Contract Obligations

	Operating Leases	Other Obligations	Total
Year ending December 31, 2005	$ 14.6	$15.9	$ 30.5
Year ending December 31, 2006	10.6	15.7	26.3
Year ending December 31, 2007	9.8	–	9.8
Year ending December 31, 2008	9.3	–	9.3
Year ending December 31, 2009	8.9	–	8.9
Thereafter through September 30, 2021	108.5	–	108.5
	$161.7	$31.6	$193.3

During the normal course of business, the Company collateralizes certain leases, employment agreements or other contractual obligations through letters of credit or segregated funds held in escrow accounts. As of December 31, 2004, the Company has provided a $9.0 million letter of credit, collateralized by U.S. Treasury Bills, as a guarantee for one of the Company's lease obligations.

The Company entered into long-term employment contracts with the senior management team of Deephaven (the "Deephaven managers"). These employment agreements, which became effective on January 1, 2004, are for three-year terms and include an option for renewal by the Deephaven managers through 2009 under certain circumstances. Pursuant to the terms of a simultaneously executed option agreement between the Company and the Deephaven managers, in the event of a change of control of the Company during the initial three-year employment term, the Deephaven managers would have the option (the "Option") to obtain a 51% interest in Deephaven in exchange for the termination of their employment contracts and associated profit-sharing bonuses, which in the aggregate range from 42% to 50% of the pre-tax, pre-profit sharing profits of Deephaven during the term of the agreements, subject to meeting certain annual guaranteed amounts. If a change of control of the Company were to occur, and if the Deephaven managers exercised the Option, the Company would retain a 49% interest in Deephaven. In addition, during the life of the Option, the agreements provide that the Company may not sell Deephaven without the approval of the Deephaven managers.

NOTE 13 | Regulatory Charges and Related Matters

In March 2004, Knight Securities L.P., ("KSLP," now known as KEM) received Wells Notices from the staffs of the SEC's Division of Enforcement and from NASD's Department of Market Regulation. On July 7, 2004, the Company announced that KSLP had reached an agreement in principle with the staffs of the SEC and NASD to settle the investigations covered by these Wells Notices, which remained subject to the drafting of settlement papers and final approval by the SEC and NASD. On December 16, 2004, the Company announced that KSLP concluded its settlement with the SEC and NASD (collectively, the "Settlement").

The Settlement related to certain institutional trade activity, conduct and supervision that occurred in 1999 through 2001; and books and records, document production and record-keeping deficiencies. The Settlement took the form of administrative orders, in which KSLP neither admitted nor denied the findings. The Settlement resolves the matters for which KSLP received Wells Notices from the staffs of the SEC and NASD but does not address the Wells Notices received by four former employees of KSLP. On March 7, 2005, NASD announced it had charged Kenneth Pasternak, former CEO of KSLP, and John Leighton, former head of KSLP's institutional sales desk, in an administrative complaint alleging "supervisory violations in connection with fraudulent sales to institutional customers in 1999 and 2000."

The terms of the Settlement provided that KSLP disgorge $41.1 million in institutional trading profits, and pay approximately $13.2 million in interest and $25.0 million in penalties, for a total of $79.3 million, which is recorded as Regulatory charges and related matters on the Consolidated Statements of Operations. The Company did not record a tax benefit for the $25.0 million penalty. The amount was paid in full in the fourth quarter of 2004.

NOTE 14 | Earnings per Share

Basic earnings per common share ("EPS") have been calculated by dividing net income (loss) by the weighted average shares of Class A Common Stock outstanding during each respective period. Diluted EPS reflects the potential reduction in EPS using the treasury stock method to reflect the impact of common share equivalents if stock awards such as stock options and restricted stock were exercised or converted into common stock.

The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations for the years ended December 31, 2004, 2003 and 2002 (in millions, except per share data):

FOR THE YEARS ENDED DECEMBER 31,	2004		2003		2002	
	Numerator/ net income	Denominator/ shares	Numerator/ net income	Denominator/ shares	Numerator/ net (loss)	Denominator/ shares
Income (loss) and shares used in basic calculations	$91.4	112.4	$38.5	112.0	$(43.2)	120.8
Effect of dilutive stock-based awards	–	5.2	–	5.7	–	–
Income (loss) and shares used in diluted calculations	$91.4	117.6	$38.5	117.7	$(43.2)	120.8
Basic earnings per share		$ 0.81		$ 0.34		$ (0.36)
Diluted earnings per share		$ 0.78		$ 0.33		$ (0.36)

For the year ended December 31, 2002, 1,374,689 shares of common stock equivalents were not included in the calculation of weighted average shares for diluted EPS because the Company incurred losses during the period and the effect of their inclusion would be anti-dilutive.

NOTE 15 | Employee Benefit Plan

The Company sponsors 401(k) profit sharing plans (the "Plans") in which substantially all of its employees are eligible to participate. Under the terms of the Plans, the Company is required to make annual contributions to the Plans equal to 100% of the contributions made by its employees, up to certain limits. The total expense, from continuing operations, recognized with respect to the Plans and included in Employee compensation and benefits on the Consolidated Statements of Operations, was as follows (in millions):

FOR THE YEARS ENDED DECEMBER 31,	
2002	$4.5
2003	3.1
2004	3.5

NOTE 16 | Income Taxes

The Company and its subsidiaries file a consolidated federal income tax return as well as combined state income tax returns in certain jurisdictions. In other jurisdictions, the Company and its subsidiaries file separate company state income tax returns.

The provision (benefit) for income taxes consists of:

	2004	2003	2002
Current:			
U.S. federal	**$15,206,032**	$28,830,944	$(19,418,669)
U.S. state and local	**2,561,717**	5,226,905	1,485,156
	17,767,749	34,057,849	(17,933,513)
Deferred:			
U.S. federal	**(6,336,479)**	(622,943)	1,379,950
U.S. state and local	**(1,977,872)**	(649,183)	(3,527,811)
	(8,314,351)	(1,272,126)	(2,147,861)
Provision (benefit) for income taxes	**$ 9,453,398**	$32,785,723	$(20,081,374)

The following table reconciles income tax at the U.S. federal statutory rate to the Company's income tax expense (benefit):

	2004	2003	2002
Income tax (benefit) at the U.S. federal statutory rate	**$ (20,430)**	$29,514,465	$(22,238,105)
U.S. state and local income tax (benefit), net of U.S. federal income tax effect	**379,499**	2,951,447	(1,270,749)
Non-U.S. operations	**–**	–	1,779,048
Non-deductible charges	**9,564,961**	1,011,925	317,687
Other, net	**(470,632)**	(692,114)	1,330,745
Income tax (benefit)	**$9,453,398**	$32,785,723	$(20,081,374)

Included within Nondeductible charges in the chart above is the effect of the $25.0 million penalty related to the regulatory charges described in Footnote 13, for which no tax benefit was recorded.

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse. Significant components of the Company's deferred tax assets and liabilities at December 31, 2004, 2003 and 2002 are as follows:

	2004	2003	2002
Deferred tax assets:			
Employee compensation and benefit plans	**$13,105,246**	$ 4,004,685	$ 1,251,164
Fixed assets and other amortizable assets	**7,548,323**	6,371,649	5,522,787
Reserves	**8,424,607**	9,201,229	7,413,823
Valuation of investments	**2,703,355**	2,791,714	504,946
State net operating loss carryforwards, net of federal	**3,320,831**	2,720,220	2,499,216
Total deferred tax assets	**35,102,362**	25,089,497	17,191,936
Deferred tax liabilities:			
Valuation of investments	**10,913,634**	9,215,120	2,589,685
Total deferred tax liabilities	**10,913,634**	9,215,120	2,589,685
Net deferred tax assets	**$24,188,728**	$15,874,377	$14,602,251

At December 31, 2004, the Company had net operating loss carryforwards for state income tax purposes. The estimated amount of such carryforwards ranged by jurisdiction up to approximately $80 million. These state net operating loss carryforwards expire in 2011 and 2012.

NOTE 17 | Long-Term Incentive Plans

The Company has established the Knight Trading Group, Inc. 1998 Long-Term Incentive Plan, the Knight Trading Group, Inc. 1998 Nonemployee Director Stock Option Plan and the Knight Trading Group, Inc. 2003 Equity Incentive Plan (collectively, the "Plans"). The purpose of the Plans is to provide long-term incentive compensation to employees and directors of the Company. The Plans are administered by the Compensation Committee of the Company's Board of Directors, and allow for the grant of options, restricted stock and restricted stock units (collectively, the "awards"), as defined by the Plans. The maximum number of shares of Class A Common Stock reserved for the grant of options and awards under the Plans is now 37,819,000, subject to adjustment, of which, 8,259,980 are available for grant at December 31, 2004. In addition, the Plans limit the number of options or shares that may be granted to a single individual and the Plans also limit the number of shares of restricted stock that may be awarded. See the table below for a reconciliation of activity of the Plans and awards available for future grants.

The Company's policy is to grant options for the purchase of shares of Class A Common Stock at not less than market value, which the Plans define as the average of the high and low sales prices on the date prior to the grant date. Options generally vest over a three- or four-year period and expire on the fifth or tenth anniversary of the grant date, pursuant to the terms of the agreements. Restricted stock awards generally vest over three years. The Company has the right to fully vest

employees in their option grants and awards upon retirement and in certain other circumstances. The following is a reconciliation of option activity for the Plans for 2004 and 2003, and a summary of options outstanding and exercisable at December 31, 2004:

	2004		2003	
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, January 1	19,525,279	$ 8.39	23,446,681	$ 9.67
Granted at market value	2,526,021	10.31	2,587,238	6.99
Exercised	(4,527,202)	6.01	(2,598,861)	5.77
Surrendered	(736,214)	11.16	(3,909,779)	16.84
Outstanding at December 31	16,787,884	$ 9.20	19,525,279	$ 8.39
Vested at December 31	10,297,784	$10.42	9,938,528	$10.19
Available for future grants at December 31*	8,259,980		11,356,003	
Weighted average fair value of grants during the year (at market value, based on Black-Scholes)		$ 4.57		$ 4.01

*represents both options and awards available for grant

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Outstanding At 12/31/04	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable At 12/31/04	Weighted Average Exercise Price
$ 3.64 – $ 4.22	4,204,969	2.59	$ 4.16	2,294,665	$ 4.16
$ 4.25 – $ 6.37	4,764,293	2.81	5.61	3,132,890	5.73
$ 6.54 – $ 7.25	2,266,931	2.30	7.23	2,240,265	7.24
$ 7.71 – $14.75	3,779,721	7.48	10.40	867,994	10.65
$15.28 – $29.72	809,970	2.36	19.49	799,970	19.53
$30.44 – $71.38	962,000	4.90	40.31	962,000	40.31

The Company applies APB 25 and related interpretations in accounting for its stock option plans. As options are granted at the then market value, no compensation expense has been recognized for the fair values of the options granted to employees.

The Company granted a total of 1,262,071 restricted shares of Class A Common Stock to certain current employees of the Company under the Plans in 2004. At December 31, 2004, the Company had 2,254,412 restricted shares outstanding, in aggregate, both under and outside of the Plans. The Company recognizes compensation expense for the fair values of the restricted shares of Class A Common Stock granted to employees *ratably over the vesting period. The restricted stock requires* future service as a condition of the vesting of the underlying shares of common stock. In 2004, the Company recorded compensation expense, from continuing operations, of $9.2 million for its outstanding restricted shares and $768,000 related to the accelerated vesting of employee options. These amounts have been included in Employee compensation and benefits in the Consolidated Statements of Operations. Additionally, the Company recorded $2.6 million of expense related to the vesting of restricted stock and $641,000 related to the accelerated vesting of employee options for employees within the Derivative Markets business segment. These expenses are included in Income (loss) from discontinued operations, net of tax on the Consolidated Statements of Operations.

On December 11, 2002, the Company filed with the SEC a Tender Offer Statement on Schedule TO and associated documents relating to an offer to exchange certain outstanding vested and unvested options granted under the Plans (the "Exchange Program"). To be eligible for the Exchange Program the options had to have an exercise price of at least $14.00 and be held by current employees who had not received an option grant since June 1, 2002. Members of the Company's Board of Directors and executive officers were excluded from participating in the Exchange Program.

The offering under the Exchange Program expired on January 17, 2003. A total of 1,436,750 options to purchase one share were canceled. Approximately 1.8 million options were eligible to be exchanged. In accordance with the Exchange Program, 524,380 options to purchase one share were granted to current employees on July 21, 2003, a date that was over six months and one day after the Company canceled the options. Under the Exchange Program, for every two-and-a-half options to purchase one share tendered for exchange, a new option to purchase one share was issued. The new options were issued at a price not less than the market value on the issuance date and have a two-year vesting period. The Exchange Program was structured to comply with FASB Interpretation ("FIN") 44, *Accounting for Certain Transactions Involving Stock Compensation an interpretation of APB 25,* in order to achieve the same accounting treatment as the original option grants that were tendered for exchange.

NOTE 18 | Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

As a market maker of equities, the majority of the Company's securities transactions are conducted as principal or riskless principal with broker-dealer and institutional counterparties primarily located in the United States. The Company clears the majority of its securities transactions through clearing brokers. Foreign transactions are settled pursuant to a global custody and clearing agreement with a major U.S. bank. Substantially all of the Company's credit exposures are concentrated with its clearing brokers and the bank (the "clearing agents"). These clearing agents may re-hypothecate certain securities held on behalf of the Company. Additionally, pursuant to the terms of the agreement between the Company and the clearing agents, the clearing agents have the right to charge the Company for all losses that result from a counterparty's failure to fulfill its contractual obligations. The Company has the ability to pursue collection from or performance with regard to this right. The Company's policy is to monitor the credit standing of the clearing brokers and all counterparties with which it conducts business.

Securities sold, not yet purchased represent obligations to purchase such securities (or underlying securities) at a future date. The Company may incur a loss if the market value of the securities subsequently increases.

The Company currently has no loans to any former or current executive officers or directors.

NOTE 19 | Net Capital Requirements

As registered broker-dealers, KEM and KCM are subject to the SEC's Uniform Net Capital Rule, which requires the maintenance of minimum net capital. Additionally, KEMIL is subject to regulatory requirements of the FSA. As of December 31, 2004, the Company was in compliance with its capital adequacy requirements.

The following table sets forth the net capital levels and requirements for the following significant broker-dealer subsidiaries at December 31, 2004 (in millions):

Entity	Net Capital	Minimum Net Capital	Excess Net Capital
KEM	$129.2	$6.9	$122.3
KCM	36.9	4.0	32.9
KEMIL	10.5	7.9	2.6

NOTE 20 | Business Segments

The Company currently has two operating business segments from continuing operations, Equity Markets and Asset Management, and a Corporate segment. The Equity Markets segment primarily represents market-making in U.S. equities. The Asset Management segment consists of investment management and sponsorship of the Deephaven Funds. The Corporate segment includes corporate overhead expenses, which primarily consist of compensation for certain senior executives and other individuals employed at the corporate holding company, legal and other professional expenses relating to corporate matters, investor and public relations expenses and directors' and officers' insurance. The Corporate segment also includes the investment and investment income earned on strategic investments and the Company's corporate investment in the Deephaven Funds.

In 2004, the Company sold one of its business segments, Derivative Markets. In accordance with SFAS No. 144, *Accounting for the Disposal of Long-Lived Assets*, all of the assets and liabilities within Derivative Markets designated as "held for sale" are disclosed separately as Assets or Liabilities within discontinued operations on the Consolidated Statements of Financial Condition for all periods presented. Additionally, the revenues and expenses associated with these businesses have been included within Income from discontinued operations, net of tax on the Consolidated Statements of Operations for all periods presented. For a discussion of discontinued operations as well as a breakout of discontinued operations by business segment, see Footnote 10, "Discontinued Operations."

Effective in the fourth quarter of 2004, the Company instituted a new segment reporting format to remove from its operating business segments all corporate overhead expenses, investment income earned on strategic investments and the corporate investment in the Deephaven Funds. Prior to this change, corporate overhead expenses and investment income earned on strategic investments were allocated to the operating business segments based upon the Company's allocation methodologies, generally based on each segment's respective usage or other appropriate measure. Additionally, prior to the change, the investment income earned on the Deephaven Funds was fully allocated to the Asset Management segment. This change to segment reporting was made in order to better reflect management's approach to operating and directing the businesses after the sale of the Derivative Markets business segment. Prior period segment data has been restated to conform to the 2004 presentation.

The Company's revenues, (loss) income from continuing operations before income taxes and minority interest and total assets by segment are summarized below (amounts in millions).

	Equity Markets[1]	Asset Management	Corporate	Eliminations[2]	Consolidated Total
FOR THE YEAR ENDED DECEMBER 31, 2004:					
Revenues	$531.7	$78.2	$ 16.6	$(0.7)	$ 625.8
(Loss) income from continuing operations before income taxes	(12.8)	29.6	(16.9)	–	(0.1)
Total assets[3]	795.4	76.8	519.3	–	1,391.5
FOR THE YEAR ENDED DECEMBER 31, 2003:					
Revenues	$459.6	$58.4	$ 28.5	$(0.6)	$ 545.9
Income (loss) from continuing operations before income taxes	56.0	29.5	(1.2)	–	84.3
Total assets[3]	704.3	57.9	300.9	–	1,063.1
FOR THE YEAR ENDED DECEMBER 31, 2002:					
Revenues	$348.8	$38.8	$ 13.3	$(2.9)	$ 398.0
(Loss) income from continuing operations before income taxes	(50.1)	15.9	(29.3)	–	(63.5)
Total assets[3]	543.8	36.4	258.4	–	838.6

(1) (Loss) income from continuing operations before income taxes ("Pre-tax income") *for the year ended* December 31, 2004 includes $3.8 million in Writedown of assets and lease loss accrual (described in Footnote 9) and $79.3 million in Regulatory charges and related matters (described in Footnote 13). Pre-tax income for December 31, 2003 includes $16.5 million in Writedown of assets and lease loss accrual. *Pre-tax income for December 31, 2002* includes $31.2 million and $12.5 million in International charges and Writedown of assets and lease loss accrual, respectively (described in Footnotes 8 and 9, respectively).

(2) Eliminations primarily represent management fees earned by certain of the Company's subsidiaries for management services provided to other subsidiaries.

(3) Total assets do not include Assets within *discontinued operations* of $2.94 billion and $2.41 billion at December 31, 2003 and 2002, respectively.

NOTE 21 | Condensed Financial Statements of Knight Trading Group, Inc. (parent only)

Presented below are the Condensed Statements of Financial Condition, Operations and Cash Flows for the Company on an *unconsolidated* basis.

Statements of Financial Condition Knight Trading Group, Inc. (parent only)

December 31,	2004	2003
Assets		
Cash and cash equivalents	$207,502,727	$ 27,478,567
Securities owned, at market value	8,895,742	11,145,841
Investments in subsidiaries, equity method	663,471,746	691,650,064
Investments in Deephaven sponsored funds	59,666,741	36,167,366
Strategic investments	9,682,070	2,757,337
Receivable from subsidiaries	–	45,627,072
Other assets	28,320,343	182,664
Total assets	$977,539,369	$815,008,911
Liabilities and Stockholders' Equity		
Liabilities		
Accrued compensation expense	$ 21,423,293	$ 13,471,543
Accrued expenses and other liabilities	2,539,649	2,283,450
Payable to subsidiaries	52,964,083	–
Income taxes payable	46,114,453	9,122,140
Total liabilities	123,041,478	24,877,133
Total stockholders' equity	854,497,891	790,131,778
Total liabilities and stockholders' equity	$977,539,369	$815,008,911

The accompanying notes are an integral part of these condensed financial statements.

Statements of Operations
Knight Trading Group, Inc. (parent only)

FOR THE YEARS ENDED DECEMBER 31,	2004	2003	2002
Revenues			
Equity earnings (losses) of subsidiaries	$ 87,783,829	$ 27,570,951	$(42,382,841)
Corporate management fees	29,445,158	24,432,677	34,240,628
Investment income and other	7,359,866	17,029,237	9,952,197
Total revenues	124,588,853	69,032,865	1,809,984
Expenses			
Compensation expense	22,175,453	20,279,738	22,903,028
Professional fees	4,873,597	3,840,406	6,386,355
Business development	2,001,365	2,218,373	3,512,812
International charges	–	–	3,967,264
Other	4,498,769	3,552,477	7,392,619
Total expenses	33,549,184	29,890,994	44,162,078
Income (loss) before income taxes	91,039,669	39,141,871	(42,352,094)
Income tax (benefit) expense	(352,358)	616,751	889,570
Net income (loss)	$ 91,392,027	$ 38,525,120	$(43,241,664)

The accompanying notes are an integral part of these condensed financial statements.

Statements of Cash Flows
Knight Trading Group, Inc. (parent only)

FOR THE YEARS ENDED DECEMBER 31,	2004	2003	2002
Cash flows from operating activities			
Net income (loss)	$ 91,392,027	$ 38,525,120	$ (43,241,664)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities			
Equity earnings (losses) of subsidiaries	(87,783,829)	(27,570,951)	42,382,841
Income tax credit from stock options exercised	11,392,768	7,433,289	98,645
Stock-based compensation	2,932,288	1,193,725	1,977,616
Amortization	23,333	–	–
International charges	–	–	3,967,264
(Increase) decrease in operating assets			
Securities owned	2,250,099	1,723,427	13,535,707
Receivable from subsidiaries	45,627,072	(45,898,322)	31,149,230
Income taxes receivable	–	22,327,416	(22,327,416)
Other assets	(28,144,909)	25,891,868	(3,593,196)
Increase (decrease) in operating liabilities			
Accrued compensation expense	7,951,750	2,759,123	(2,055,042)
Accrued expenses and other liabilities	256,199	(418,469)	(856,725)
Payable to subsidiaries	54,370,363	(10,232,621)	10,232,621
Income taxes payable	36,992,313	9,122,140	(1,621,256)
Net cash provided by operating activities	137,259,474	24,855,745	29,648,625
Cash flows from investing activities			
Investment in Deephaven sponsored funds	(23,499,375)	112,520,639	(148,688,005)
Purchases, net of proceeds, from strategic investments	(6,924,733)	(532,379)	(2,224,958)
Dividends received from subsidiaries	138,349,426	58,810,327	208,150,242
Capital contributions to subsidiaries	(13,512,219)	(176,141,254)	(29,799,939)
Net cash provided by (used in) investing activities	94,413,099	(5,342,667)	27,437,340
Cash flows from financing activities			
Stock options exercised	27,192,742	15,003,287	411,188
Cost of common stock repurchased	(78,841,155)	(34,297,186)	(41,237,968)
Net cash (used in) financing activities	(51,648,413)	(19,293,899)	(40,826,780)
Increase in cash and cash equivalents	180,024,160	219,179	16,259,185
Cash and cash equivalents at beginning of the year	27,478,567	27,259,388	11,000,203
Cash and cash equivalents at end of the year	$207,502,727	$ 27,478,567	$ 27,259,388
Supplemental disclosure of cash flow information:			
Cash paid for interest	$ 189,241	$ 106,353	$ 242,273
Cash paid for income taxes	$ 26,917,732	$ 21,391,344	$ 12,379,867

The accompanying notes are an integral part of these condensed financial statements.

Knight Trading Group, Inc. (parent only)
Notes to Condensed Financial Statements

A. General

The condensed financial statements of Knight Trading Group, Inc. (parent only; the "Parent Company") should be read in conjunction with the Consolidated Financial Statements of the Company and the notes thereto.

B. Income taxes

As stated in Footnote 16, the Company and its subsidiaries file a consolidated federal income tax return as well as combined state income tax returns in certain jurisdictions. In other jurisdictions, the Company and its subsidiaries file separate state income tax returns. As such, both federal and state income taxes are accrued at the subsidiary level and are included in Equity earnings (losses) of subsidiaries on the Condensed Financial Statements. Income tax expense included on the Condensed Financial Statements represents only the income taxes attributable to the Parent Company.

Management's Report on Internal Control Over Financial Reporting

Knight Trading Group Inc.'s ("Knight") management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended, as a process designed by, or under the supervision of, the company's principal executive and principal financial officers and effected by the company's board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Knight;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of Knight; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of Knight's internal control over financial reporting as of December 31, 2004. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control-Integrated Framework*.

Based on our assessment, Knight's management has concluded that, as of December 31, 2004, internal control over financial reporting is effective.

Knight management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2004 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Knight Trading Group, Inc.

We have completed an integrated audit of Knight Trading Group, Inc.'s 2004 consolidated financial statements and of its internal control over financial reporting as of December 31, 2004 and audits of its 2003 and 2002 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Knight Trading Group, Inc. and its subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Internal control over financial reporting

Also, in our opinion, management's assessment, included in Management's Report on Internal Control Over Financial Reporting, that the Company maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control-Integrated Framework* issued by COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

PRICEWATERHOUSECOOPERS LLP
New York, New York
March 15, 2005

Directors and Management Team

As of March 15, 2005

Board of Directors

Thomas M. Joyce
Chairman & Chief Executive Officer,
Knight Trading Group, Inc.

Charles V. Doherty [1,2,3]
Lead Director,
Knight Trading Group, Inc.
Managing Director,
Madison Advisory Group

William L. Bolster [1,3]
Retired Co-Chairman & Chief Executive Officer,
CNBC International

Gary R. Griffith [1,2]
Independent Financial Consultant

Robert M. Lazarowitz [1,3]
Former Executive Vice President,
Knight Trading Group, Inc.

Thomas C. Lockburner [1,2]
Retired Audit Partner,
Deloitte & Touche LLP

Rodger O. Riney [1,3]
President,
Scottrade, Inc.

Management Team

Thomas M. Joyce*
Chairman & Chief Executive Officer

Business Segments

Asset Management

Colin J. Smith
Deephaven Capital Management

Equity Markets

Mony Rueven
Equity Trading

Gregory C. Voetsch*
Equity Sales

Disciplines

Leonard J. Amoruso
Compliance

John B. Howard*
Accounting & Finance

Thomas M. Merritt*
Legal

Derek N. Stein*
Human Resources, Operations,
Service & Technology

Margaret E. Wyrwas
Corporate Communication &
Investor Relations

[1] Member, Nominating and Corporate Governance Committee
[2] Member, Finance and Audit Committee
[3] Member, Compensation Committee

*These executive officers are required under Section 16(a) of the Exchange Act to file reports of ownership and changes in ownership on Forms 3, 4 and 5 with the Securities and Exchange Commission ("SEC") and the Nasdaq Stock Market. Further detail is available in Knight Trading Group, Inc.'s 2004 proxy filing with the SEC, also located on our Web site at www.knight.com.

Corporate Headquarters and Offices

As of March 15, 2005

Corporate Headquarters
545 Washington Boulevard
Jersey City, New Jersey 07310
Telephone: 201.222.9400
Fax: 201.557.6853
Toll Free: 800.544.7508

Asset Management

Deephaven Capital Management

Main Office:

130 Cheshire Lane, Suite 102
Minnetonka, Minnesota 55305
Telephone: 952.249.5700
Fax: 952.249.5320

33/35 Cornhill Street
London EC3V 3ND
United Kingdom
Telephone: +44.20.7469.1900
Fax: +44.20.7469.1850

Equity Markets

2859 Paces Ferry Road
Atlanta, Georgia 30339
Telephone: 800.222.4891
Fax: 770.333.1096

260 Franklin Street, Suite 520
Boston, Massachusetts 02110
Telephone: 617.912.3200
Fax: 617.912.3250
Toll Free: 800.771.8099

225 West Washington Street, Suite 300
Chicago, Illinois 60606
Telephone: 312.553.8305
Fax: 312.553.8345
Toll Free: 800.279.7695

990 Stewart Avenue, Suite 620
Garden City, New York 11530
Telephone: 866.202.1095
Fax: 516.214.5296

545 Washington Boulevard
Jersey City, New Jersey 07310
Telephone: 201.222.9400
Fax: 201.557.6853
Toll Free: 800.544.7508

Guildhall House
81-87 Gresham Street, Fourth Floor
London EC2V 7NQ
United Kingdom
Telephone: +44.20.7997.2200
Fax: +44.20.7997.2220

100 Manhattanville Road
Purchase, New York 10577
Telephone: 914.251.5800
Fax: 914.251.5812
Toll Free: 800.677.8746

One Independence Plaza
280 Highway 35
Red Bank, New Jersey 07701
Telephone: 732.747.3461
Fax: 732.747.3462

One Market Street
Spear Tower, Suite 1810
San Francisco, California 94105
Telephone: 415.541.3920
Fax: 415.896.6139
Toll Free: 866.612.7095

4699 Old Ironsides Drive, Suite 300
Santa Clara, California 95054
Telephone: 408.855.0800
Fax: 408.492.1290

Regus Business Centre
Water Garden II
1601 Cloverfield Boulevard
2nd Floor, South Tower, Suite 2058
Santa Monica, California 90404
Telephone: 415.541.3920
Fax: 310.828.2661

Concept and Design: www.crittgraham.com Copywriting: Margaret E. Wyrwas, Kara A. Fitzsimmons, Margaret K. Morley, Molly K. McDowell Photography: George Lange, Ovak Arslanian Printing: QuebecorWorld ACME

Annual Meeting – The 2005 Annual Meeting will take place at 1:00 p.m. Eastern Daylight time on Wednesday, May 11, 2005, at Knight's Corporate Headquarters, 545 Washington Boulevard, Jersey City, New Jersey 07310.

Common Stock – The Class A Common Stock is listed in the Nasdaq National Market System under the symbol "NITE." Public trading of the Company's Class A Common Stock commenced on July 8, 1998. The Company's common stock underwent a 2-for-1 stock split on May 14, 1999, at the close of business. The current CUSIP number is 499063 10 5.

Dividend Policy – The Company has never declared or paid a cash dividend on its Class A Common Stock. The Company does not anticipate paying cash dividends in the foreseeable future.

Corporate Web Site – www.knight.com

Publications – Copies of the Annual Report, the Annual Report on SEC Form 10-K, Quarterly Reports on SEC Form 10-Q, Current Reports on SEC Form 8-K, Forms 3, 4 and 5 filed on behalf of directors and executive officers, Proxy Statements, press releases and general information are available through the corporate Web site, by calling Investor and Shareholder Relations at 201-356-1723, or by writing Corporate Communication and Investor Relations at the Corporate Headquarters address.

Contact Information – Analyst, Investor, Media and Public Relations inquiries should be directed to Margaret Wyrwas, Senior Managing Director, Corporate Communication and Investor Relations, at the Corporate Headquarters address, or call 201-557-6954. Media inquiries may be directed to Kara Fitzsimmons, Vice President, Corporate Communication at 201-356-1523. Investor and Shareholder inquiries may be directed to Corporate Communication and Investor Relations, at the Corporate Headquarters address, or call 201-356-1723.

Independent Auditor
PricewaterhouseCoopers [illegible]
300 Madison Avenue
New York, New York 10017
www.pwc.com

Outside Counsel
Skadden, Arps, Slate,
Meagher & Flom LLP
4 Times Square
New York, New York 10036
www.skadden.com

Consolidated Subsidiaries
For a list of our regulated broker [illegible] subsidiaries, please refer to our Annual Report on SEC Form 10-K.

Tranfer Agent And Registrar
Mellon Investor Services LLC
P.O. Box 3315
South Hackensack, New Jersey 0760[illegible]
Telephone: 800.851.9677
www.melloninvestor.com

Securities and services are offered by Knight Trading Group's regulat[illegible] subsidiaries which are duly registered with the Securities and Exchange [illegible] Equity Markets, L.P. (member NASD, National Stock Exchange and Pacific Stock Exchange); and Knight Capital Markets LLC (member NASD). Securities and services are also provided by Knight Equity Markets International Limited, which is regulated by the Financial Services Authority in the U.K. and is a member of the London Stock Exchange.

Unless the context otherwise requires, the "Company," "Knight," "We," or "Our" shall mean Knight Trading Group, Inc. and its consolidated subsidiaries.

Certain statements contained in this annual report, including without limitation, those under "Management's Discussion and Analysis of Financial Condition and Results of Operations" ("MD&A") and statements containing the words "believes," "intends," "expects," "anticipates," and words of similar import, constitute "forward-looking statements" within the meaning of the Private Securities Litigation Report Act of 1995. These forward-looking statements are not historical facts and are based on current expectations, estimates and projections about the Company's industry, management's beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond our control. Accordingly, readers are cautioned that any such forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. Since such statements involve risks and uncertainties, the actual results and performance of the Company may turn out to be materially different from the results expressed or implied by such forward-looking statements. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Unless otherwise required by law, the Company also disclaims any obligation to update its view of any such risks or uncertainties or to announce publicly the result of any revisions to the forward-looking statements made in this report. Readers should carefully review the risks and uncertainties detailed under "Certain Factors Affecting Results of Operations" in the MD&A herein and in other reports or documents the Company files from time to time with the Securities and Exchange Commission. This discussion should be read in conjunction with the Company's Consolidated Financial Statements and the Notes thereto contained in this report.

Knight

Corporate Headquarters: 545 Washington Boulevard Jersey City, New Jersey 07310 Telephone: 201.222.9400 Fax: 201.557.6853 Toll Free: 800.544.7508 Nasdaq: NITE www.knight.com

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